Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177434

PROSPECTUS

30 million Shares of Common Stock

Including up to 24,965,000 Shares of Common Stock

Issuable upon the exercise of Subscription Rights at $1.00 per share

Warrants to purchase up to 10,000,000 shares of Common Stock

We are conducting a rights offering and, if necessary, an offering of common stock to the public on a best efforts basis at a price of $1.00 per share. We are distributing, at no charge to our stockholders, non-transferable subscription rights to purchase up to 24,965,000 shares of our common stock. In the rights offering, you will receive one subscription right for each share of common stock you owned as of 5:00 p.m. Eastern Time, on February 8, 2012, the record date of the rights offering. As of the close of business on February 8, 2012, there were 4,128,198 shares of common stock issued and outstanding. We must sell a minimum of 17,465,000 shares in the rights offering and the public offering, if any, to complete the rights offering.

Each subscription right will entitle you to purchase 6.0474 shares of our common stock at the subscription price of $1.00 per share, which we refer to as the basic subscription privilege. If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the unsubscribed shares of our common stock at the same subscription price of $1.00 per share. Funds we receive from subscribers in the rights offering will be held in escrow by the subscription/escrow agent until the rights offering is completed or canceled. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription/escrow agent will be returned to you promptly, without interest, following the expiration of the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on March 20, 2012. We reserve the right to extend the expiration date one or more times, but in no event will we extend the rights offering beyond April 17, 2012.

At the minimum of the offering, we expect to contribute funds to our subsidiary, CFBank, to enable it to exceed all of its regulatory capital requirements, including the higher capital requirements imposed by the CFBank Cease and Desist Order described later in this prospectus, to be considered “well capitalized.”

We have separately entered into standby purchase agreements with certain standby purchasers (Standby Purchasers). Pursuant to the standby purchase agreements, the Standby Purchasers have agreed to acquire from us, at the subscription price of $1.00 per share, a total of 5,035,000 shares of common stock. The Standby Purchasers have conditioned their purchase of shares of common stock upon the receipt by Central Federal Corporation, referred to as CFC, of $16.5 million in net proceeds from the rights offering and the public offering, if any. As a result, the purchase by the Standby Purchasers (5,035,000 shares of common stock) is conditioned on the sale by CFC of 17,465,000 shares in the rights offering and the public offering, if any. Although the 5,035,000 shares subscribed for by the Standby Purchasers are included in the registration statement of which this prospectus forms a part, the shares subscribed for by the Standby Purchasers are in addition to the up to 24,965,000 shares offered in the rights offering and the public offering, if any. The aggregate maximum number of shares that may be sold in the rights offering, any public offering and to the Standby Purchasers is 30,000,000.

We reserve the right to cancel the rights offering at any time. In the event the rights offering is cancelled, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest, and the sale to the Standby Purchasers will not be completed.

We may offer any shares of common stock that remain unsubscribed for (after taking into account all over-subscription rights exercised) at the expiration of the rights offering to the public at $1.00 per share. Any public offering of shares of common stock that remain unsubscribed shall be on a best efforts basis. The public offering of unsubscribed shares of common stock shall terminate on or before April 17, 2012.

For each three shares purchased in the rights offering or public offering, purchasers will receive, without charge, a warrant to purchase one additional share of common stock at a purchase price of $1.00 per share. The warrant will be exercisable for a period of three years from the closing of the offerings, may be exercised only by cash payments and will be non-transferable. The Standby Purchasers will be issued warrants on the same terms and conditions as those issued to purchasers in the rights offering and public offering.

You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the Nasdaq Capital Market (Nasdaq) or any other stock exchange or market.

Our common stock is traded on Nasdaq under the trading symbol “CFBK.” The last reported sales price of our shares of common stock on February 8, 2012 was $0.68 per share.

OFFERING SUMMARY

PRICE: $1.00 PER SHARE

	Minimum	Maximum
Number of shares	22,500,000	30,000,000
Gross offering proceeds	$22,500,000	$30,000,000
Estimated offering expenses excluding financial advisory fees and expenses	$645,000	$645,000
Financial advisory fees and expenses (1)	$560,683	$973,183
Financial advisory fees and expenses per share	$0.03	$0.03
Net proceeds	$21,294,317	$28,381,817
Net proceeds per share	$0.95	$0.95

(1)

We have engaged ParaCap Group, LLC (ParaCap) as our financial advisor and information agent in connection with the rights offering and the offering to the Standby Purchasers, and in identifying and managing one or more qualifying broker-dealers to act as a selling group in connection with the public offering, if any. This is not an underwritten offering. Neither ParaCap nor any other broker-dealer is obligated to purchase any of the shares of common stock that are being offered for sale. See “Plan of Distribution — Financial Advisor” for a discussion of ParaCap's compensation. Financial advisory fees at the minimum of the offering assume that $259,000 of common stock is sold to directors and employees of CFC or CFBank at a fee of 1.00%, $17.2 million of common stock is sold pursuant to the exercise of basic subscription rights at a 1.5% fee and $5.0 million of common stock is sold to the Standby Purchasers at a $200,000 fee. Financial advisory fees at the maximum of the offering assume that $259,000 of common stock is sold to directors and employees of CFC or CFBank at a fee of 1.00%, $17.2 million of common stock is sold pursuant to the exercise of basic subscription rights at a 1.5% fee, $5.0 million of common stock is sold to the Standby Purchasers at a $200,000 fee and $7.5 million is sold pursuant to the exercise of over-subscription rights and the public offering at a 5.50% fee. In the event that no shares of common stock are sold pursuant to the exercise of basic subscription rights and all shares of common stock are sold pursuant to the public offering, then the financial advisory fees and expenses would be $1,260,575 at the minimum of the offering and $1,673,075 at the maximum of the offering.

This investment involves risks, including the possible loss of principal.

Please read “Risk Factors” beginning on page 23.

These securities are not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 8, 2012.

CFBank

Office Locations

Calcutta, Ohio

49028 Foulks Drive

Calcutta, Ohio 43920

330-385-4323

Fairlawn, Ohio

2923 Smith Road

Fairlawn, Ohio 44333

330-666-7979

Wellsville, Ohio

601 Main Street

Wellsville, Ohio 43968

330-532-1517

Worthington, Ohio

7000 North High Street

Worthington, Ohio 43085

614-334-7979

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and our financial advisor, ParaCap, has not, authorized anyone to provide you with additional or different information. The information contained in or incorporated by reference into this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “CFC,” “we,” “our” and “us” refer to Central Federal Corporation and our subsidiaries, including CFBank; except that in the discussion of our subscription rights and capital stock and related matters, these terms refer solely to Central Federal Corporation and not to any of our subsidiaries. In this prospectus, we will refer to the rights offering, the offering to the Standby Purchasers and the public offering, if any, collectively as the “stock offering.”

QUESTIONS AND ANSWERS RELATING TO THE STOCK OFFERING

What is the rights offering?

We are distributing, at no charge, to holders of our shares of common stock, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., Eastern Time, on February 8, 2012, the record date. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege, which are described below. The shares to be issued in the rights offering, like our existing shares of common stock, will be traded on Nasdaq under the symbol “CFBK.”

What is the basic subscription privilege?

Each subscription right gives our stockholders the opportunity to purchase 6.0474 shares of our common stock at a subscription price of $1.00 per share for each share of our common stock they held of record as of 5:00 p.m., Eastern Time, on the record date. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share. For example, if you owned 100 shares of our common stock as of 5:00 p.m., Eastern Time, on the record date, you would have received 100 subscription rights and would have the right to purchase 604 shares of common stock for $1.00 per share. You may exercise all or any portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase any additional shares by using your over-subscription privilege.

If you hold a CFC stock certificate, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company (DTC) will issue one subscription right to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our other stockholders through the exercise of their basic subscription privileges. You should indicate on your rights certificate or communication from your broker how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of shares of common stock available to be purchased pursuant to the over-subscription privilege, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction that equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. As described above for the basic subscription privilege, we will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you. For that calculation, you must assume that no other stockholder, other than you, will subscribe for any shares of our common stock pursuant to their basic subscription privilege. See “The Rights Offering—The Subscription Rights—Over-Subscription Privilege.”

What is the offering to the Standby Purchasers?

We have separately entered into standby purchase agreements with the Standby Purchasers. Pursuant to the standby purchase agreements, the Standby Purchasers have agreed to acquire from us, at the subscription price of $1.00 per share, 5,035,000 shares of common stock. The Standby Purchasers have conditioned their purchase of shares of common stock upon the receipt by CFC of $16.5 million in net proceeds from the rights offering and the public offering, if any. As a result, the purchase of any shares by the Standby Purchasers is conditioned on the sale by CFC of 17,465,000 shares in the rights offering and the public offering, if any.

Subject to receipt of regulatory approval, we have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the Board of Directors of CFC. We currently expect these director designees to be Timothy T. O’Dell, founder and principal of Chetwood Group, a strategic business advisory firm, and former president and chief executive officer of Fifth Third Bank of Central Ohio; Thad R. Perry, former senior partner of Accenture; Robert E. Hoeweler, chief executive officer of a group of companies owned by the Hoeweler family; James Howard Frauenberg, II, principal owner of Addison Holdings, LLC, which manages investments of private individuals and has been active in opening new franchises for two retail chains, Five Guys and Flip Flops; and Donal Malenick, former chief executive officer of Columbus Steel Castings and president of Worthington Steel. On the closing date, we have agreed to pay the aggregate sum of up to $80,000 to Timothy T. O’Dell (on behalf of all of the Standby Purchasers approved by Timothy T. O’Dell) for reimbursement of actual fees, costs and legal expenses incurred by the Standby Purchasers. On the closing date, subject to the approval of any and all applicable regulators, Timothy T. O’Dell also shall receive $90,000 from CFC on behalf of himself, Thad R. Perry and Robert E. Hoeweler, in consideration of the efforts of such individuals in connection with the negotiation of the standby purchase agreements.

Why are we conducting the stock offering?

We are engaging in the stock offering to raise capital to improve CFBank’s capital position and to retain additional capital at CFC. See “Use of Proceeds.” Our Board of Directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution by buying additional shares of common stock. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the best option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

How was the $1.00 per share subscription price determined?

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering; historical and current trading prices for our common stock; the need for liquidity and capital; negotiations with the Standby Purchasers; and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after the stock offering, our shares of common stock will trade at or above the $1.00 subscription price.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. However, if you choose not to exercise your basic subscription rights in full, your ownership interest in CFC will be diluted as a result of the stock offering. Even if you fully exercise your basic subscription rights, but do not exercise a certain level of over-subscription rights, you may experience dilution as a result of the sale of shares to the Standby Purchasers. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription/escrow agent must receive your completed and signed rights certificate and payment prior to the expiration of the rights offering, which is March 20, 2012, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Eastern Time, on March 20, 2012 by which you must provide it with your instructions to exercise your subscription rights and payment for your shares. Our Board of Directors may, in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than April 17, 2012. Our Board of Directors may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received will be returned promptly, without interest.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on March 20, 2012 (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed for trading on Nasdaq or any other stock exchange or market. Rights certificates may only be completed by the stockholder named in the certificate.

Are we requiring a minimum subscription to complete the rights offering?

There is no individual minimum purchase requirement in the rights offering. However, we cannot complete the stock offering unless we receive aggregate subscriptions of at least $17.5 million (17,465,000 shares) of common stock in the rights offering and the public offering, if any, excluding the sale of $5.0 million of common stock to the Standby Purchasers.

Has our Board of Directors made a recommendation to our stockholders regarding the rights offering?

No. Neither our Board of Directors, ParaCap, nor any other person is making a recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade; therefore, we cannot assure you that the market price for our common stock will be at or above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

Persons, together with associates or groups acting in concert, may purchase up to a number of shares such that upon completion of the stock offering the person owns up to 9.9% of CFC’s common stock outstanding. This 9.9% limitation is 15% for our largest stockholder as of the date of this prospectus. This stockholder currently has regulatory permission to own over 10% of our common stock without becoming a savings and loan holding company. See “Risk Factors—Risks Related to Our Business—CFC could, as a result of the stock offering, including the shares issued to the Standby Purchasers, and/or future investments in our common stock by holders of 5% or more of our common stock, experience an “ownership change” for tax purposes that could cause CFC to permanently lose a significant portion of its net operating loss carry-forwards, or reduce the annual amount that can be recognized to offset future income.”

In addition, we will not issue shares of our common stock pursuant to the exercise of basic subscription rights or over-subscription rights, to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of March 20, 2012, such clearance or approval has not been obtained and/or any applicable waiting period has not expired. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other stockholders pursuant to their subscription rights and will thereafter be available in the public offering of shares, if any.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a CFC stock certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver a properly completed and signed rights certificate, and related subscription documents, to the subscription/escrow agent before 5:00 p.m., Eastern Time, on March 20, 2012; and

•	deliver payment to the subscription/escrow agent (as described below) before 5:00 p.m., Eastern Time, on March 20, 2012.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to CFC. You are solely responsible for completing delivery to the subscription/escrow agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription/escrow agent so that they are received by the subscription/escrow agent by 5:00 p.m., Eastern Time, on March 20, 2012.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest, following the expiration of the rights offering.

What form of payment is required to purchase the shares of our common stock?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription/escrow agent must be made in full in United States currency by:

•	wire transfer to Registrar and Transfer Company, the subscription/escrow agent; or

•	personal check drawn on a U.S. bank, or bank check drawn on CFBank, payable to Registrar and Transfer Company, the subscription/escrow agent.

Payment will be deemed to have been received by the subscription/escrow agent only upon the subscription/escrow agent’s receipt of the wire transfer, a bank check drawn on CFBank, or any personal check drawn on a U.S. bank, upon receipt and clearance of such check.

Please note that funds paid by personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription/escrow agent receives cleared funds before that time. We also urge you to consider payment by means of a wire transfer or bank check drawn on CFBank.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, March 20, 2012 expiration date that we have established for the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in my account under the CFBank Employees’ Savings and Profit Sharing Plan and Trust (401(k) plan)?

If shares of our common stock are held in your account under our 401(k) plan you are not eligible to exercise subscription rights. Investing in CFC common stock is not a permitted investment under this plan. You may purchase shares in the public offering, if any.

When will I receive my new shares?

If you purchase stock in the rights offering by submitting a rights certificate and payment, we will mail you a confirmation that the shares have been credited to you in book-entry form as soon as practicable after the expiration date of the stock offering. No stock certificates will be issued. If your shares as of February 8, 2012 were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares. Your nominee will be credited with the number of shares of common stock you purchase in the rights offering as soon as practicable after the expiration of the stock offering.

When will I receive my warrants?

If you purchase stock in the rights offering by submitting a rights certificate and payment, we will mail you a warrant certificate as soon as practicable after the expiration date of the stock offering. If your shares as of February 8, 2012 were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, your nominee will receive a warrant certificate as soon as practicable after the expiration of the stock offering. Standby Purchasers and purchasers of shares in the public offering, if any, will receive a warrant certificate as soon as practicable after the completion of the stock offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock in the rights offering.

Are there any conditions to completing the rights offering?

Yes. In order to complete the rights offering, we must sell the minimum offering amount of at least 17,465,000 shares of common stock in the rights offering and/or the public offering, and receive net proceeds of at least $16.5 million.

Will our directors and officers participate in the rights offering?

Yes. We expect our current directors and officers will subscribe for, in the aggregate, approximately 258,500 shares of common stock, or $258,500, in the rights offering. The purchase price paid by them will be $1.00 per share, the same paid by all other persons who purchase shares of our common stock in the stock offering. Following the stock offering, our current directors and executive officers, together with their affiliates, are expected to own approximately 466,823 shares of common stock, or 1.8% and 1.4% of our total outstanding shares of common stock, assuming the sale at the minimum and maximum of the offering range, respectively. Following the stock offering, our current directors and five new directors and executive officers are expected to own approximately 2,766,823 shares of common stock, or between 10.4 % and 8.1% of our total outstanding shares of common stock, assuming the sale at the minimum and maximum of the offering range, respectively.

What agreements do we have with the Standby Purchasers and will the Standby Purchasers receive any compensation for their commitment?

Timothy T. O’Dell, on behalf of the Standby Purchasers, executed a non-disclosure agreement and accordingly gained access to limited nonpublic information about the stock offering. Subsequently, the Standby Purchasers negotiated and executed standby purchase agreements. Pursuant to these agreements, the Standby Purchasers have agreed to acquire from us, at the subscription price of $1.00 per share, 5,035,000 shares of common stock. The Standby Purchasers have conditioned their purchase of shares of common stock upon the receipt by CFC of $16.5 million in net proceeds from the rights offering and the public offering, if any. As a result, the purchase by the Standby Purchasers (5,035,000 shares of common stock) is conditioned on the sale by CFC of 17,465,000 shares in the rights offering and the public offering, if any.

Subject to receipt of regulatory approval, we have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the board of directors of CFC. We currently expect these director designees to be Timothy T. O’Dell, Thad R. Perry, Robert E. Hoeweler, James Howard Frauenberg, II and Donal

Malenick. The business experience of each of these persons is described below under the heading “Summary – Proposed and Existing New Management and Directors.” On the closing date, we have agreed to pay the aggregate sum of up to $80,000 to Timothy T. O’Dell (on behalf of all of the Standby Purchasers approved by Timothy T. O’Dell) for reimbursement of actual fees, costs and legal expenses incurred by such Standby Purchasers. In addition, on the closing date, subject to the approval of any and all applicable regulators, Timothy T. O’Dell shall receive $90,000 from CFC on behalf of himself, Thad R. Perry and Robert E. Hoeweler, in consideration of the efforts of such individuals in connection with the negotiation of the standby purchase agreements.

How many shares will the Standby Purchasers own after the stock offering?

After the stock offering, the Standby Purchasers have represented to us that they and their affiliates will own 5,035,000 shares of our common stock or 18.9% of our outstanding shares if we sell the minimum amount of common stock and 14.8% of our outstanding shares if we sell the maximum amount of common stock.

What effects will the stock offering have on our outstanding common stock?

As of February 8, 2012, we had 4,128,198 shares of our common stock issued and outstanding. Assuming no options are exercised prior to the expiration of the rights offering and assuming all shares are sold in the stock offering, we expect between 26,628,198 and 34,128,198 shares of our common stock will be outstanding immediately after completion of the stock offering at the minimum and maximum of the offering range, respectively.

The issuance of shares of our common stock in the stock offering will dilute, and thereby reduce, your proportionate ownership in our shares of common stock unless you fully exercise your basic subscription privilege and a certain level of your over-subscription privilege. In addition, the issuance of shares of our common stock at the subscription price, which is less than the tangible book value per common share as of September 30, 2011, will reduce the tangible book value per share of shares held by you prior to the stock offering.

How much will we receive in net proceeds from the stock offering?

We expect the aggregate proceeds from the stock offering, net of expenses, to be between $21.3 million and $28.4 million. Based on the capital plan and business plan we have adopted and which has been approved by the Federal Reserve Bank of Cleveland, we intend to invest $13.5 million of the net proceeds in CFBank to improve its regulatory capital position, and retain the remainder of the net proceeds at CFC. The net proceeds we retain may be used for general corporate purposes. See “Use of Proceeds.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered carefully. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription/escrow agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive the refund of your subscription payment because the subscription/escrow agent will return payments through the record holder of your shares.

What is the public offering of shares?

If shares of common stock remain available for sale after the closing of the rights offering, we may offer and sell those remaining shares to the public on a best efforts basis at the $1.00 per share subscription price.

What fees or charges apply if I purchase shares of common stock in the stock offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights (other than the subscription price) or if you purchase shares in the public offering, if any. If you exercise your subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

What is the role of ParaCap in the stock offering?

We have entered into an agreement with ParaCap, pursuant to which ParaCap is acting as our financial advisor and information agent in connection with the rights offering and the offering to the Standby Purchasers, and in identifying and managing one or more qualifying broker-dealers to act as a selling group in connection with the public offering of shares, if any. Neither ParaCap nor any other broker-dealer is acting as an underwriter nor will ParaCap or any other broker-dealer be obligated to purchase any shares of our common stock in the stock offering. We have agreed to pay certain fees to, and expenses of, ParaCap.

Who should I contact if I have other questions?

If you have other questions regarding CFC, CFBank or the stock offering, or if you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our information agent, ParaCap, at (866) 719-5037 (toll free), Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time.

What are the terms of the warrants that will be issued in connection with the issuance and sale of the common stock?

All purchasers of common stock in the stock offering, including the Standby Purchasers, will receive, without additional charge, one warrant to purchase one additional share of common stock for each three shares purchased in the stock offering. The warrants will be exercisable for three years following completion of the stock offering at an exercise price of $1.00 per share. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing three shares of common stock will receive one warrant and a purchaser purchasing five shares of common stock will receive one warrant, while a purchaser purchasing six shares of common stock will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock such as in a stock split or reverse stock split.

Will there be a reverse stock split?

Our stockholders have given our Board of Directors the discretionary authority to affect a reverse stock split following completion of the stock offering. The Board of Directors, if it determines a reverse stock split is in the best interests of CFC and its stockholders, may select a ratio of new shares to shares held before the reverse stock split between 1-for-2 and 1-for-5.

SUMMARY

The following summary contains basic information about us and the stock offering. Because it is a summary, it may not contain all of the information that is important to you. For additional information before making a decision to invest in our shares of common stock, you should read this prospectus carefully, including the sections entitled “The Rights Offering” and “Risk Factors” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and our unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011.

Central Federal Corporation (CFC).

CFC is the holding company for CFBank. CFC owns and operates CFBank; Ghent Road, Inc, which owns land adjacent to CFBank’s Fairlawn, Ohio office; Smith Ghent LLC, which owns CFC’s headquarters in Fairlawn, Ohio; and Central Federal Capital Trust I, which raised additional funding for CFC in 2003 through the issuance of trust preferred securities. The business of CFC consists primarily of the business of CFBank. CFBank is a federally chartered savings association operating through four offices located in Fairlawn, Worthington, Calcutta and Wellsville, Ohio. CFBank has operated continuously for 120 years, having been founded in 1892. CFC’s headquarters is located at 2923 Smith Road, Fairlawn, Ohio 44333 and its telephone number is (330) 666-7979.

CFBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. Our business model emphasizes personalized service, clients’ access to decision makers, solution-driven lending and quick execution, efficient use of technology and the convenience of online internet banking, mobile banking, remote deposit, corporate cash management and telephone banking. We attract deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit. The majority of our customers are small businesses, small business owners and consumers.

Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We originate commercial and residential real estate loans and business loans primarily throughout Ohio.

Our net income is dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and our cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, the level of nonperforming assets and deposit flows. Net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy, Federal Deposit Insurance Corporation (FDIC) insurance premiums and other general and administrative expenses. Funds for these activities are provided principally by deposits, Federal Home Loan Bank (FHLB) advances and other borrowings, repayments of outstanding loans and securities, sales of loans and securities and operating revenues.

At September 30, 2011, we had total consolidated assets of $265.4 million, total deposits of $226.7 million and total stockholders’ equity of $11.4 million.

Recent Operational Challenges

Deterioration in Asset Quality. The significant volatility and disruption in capital, credit and financial markets which started in 2008 continued to have a detrimental effect on our national and local economies in 2011. Like many financial institutions across the United States, our operations have been significantly negatively impacted by these continued adverse economic conditions. During 2009 and 2010, and continuing into our current fiscal year, the increasing duration and lingering nature of the current recessionary economic environment and its detrimental effects on our borrowers, including deterioration in client business performance, declines in borrowers’ cash flows and lower collateral values for assets and properties securing loans, have resulted in a significant increase in our level of criticized and classified assets, nonperforming assets and charge-offs of problem loans. At the same time, competition among depository institutions in our markets for deposits and quality loans has increased significantly. These market conditions, the tightening of credit and widespread reduction in general business activity have led to increased deficiencies in our loan portfolio, a decreased net interest margin and increased market volatility.

As a result of the deterioration in our asset quality, we recorded provisions for loan losses of $2.3 million during the nine months ended September 30, 2011 and $8.5 million and $9.9 million during the years ended December 31, 2010 and 2009, respectively, which significantly negatively impacted our earnings. Due primarily to the deterioration in our asset quality, and resulting provisions for loans losses, our regulatory capital ratios also have been negatively impacted.

Since its appointment in May and June 2010, our new management team has taken several significant steps to assess and improve the credit quality of existing loans and loan relationships and improve our lending operations. These steps included:

•	independent loan reviews in the second quarter of 2010 covering in excess of 80% of the commercial, commercial real estate and multi-family residential loan portfolios;

•	an additional independent loan review of the same portfolios in the fourth quarter of 2010 and the second quarter of 2011;

•	an independent review to assess the methodology used to determine the level of the allowance for loan and lease losses (ALLL) as of June 30, 2010 and June 30, 2011;

•	the addition of new personnel to direct our commercial banking activities;

•	use of a loan workout firm to assist in addressing troubled loan relationships; and

•	reorganization and enhancement of our credit and workout functions, as well as additional staffing in these areas.

These steps were designed to assess credit quality, improve collection and workout efforts with troubled borrowers and enhance the loan underwriting and approval process. See “—Business Strategy of Our Restructured Management Team—Improve Our Asset Quality.” As a result of these initiatives, the level of nonperforming loans and criticized and classified loans has decreased each quarter since June 30, 2010. In addition, the Company’s allowance for loan losses as a percentage of total loans has increased from 2.97% as of December 31, 2009 to 4.20% as of September 30, 2011.

CFC Participation in the Troubled Asset Relief Program (TARP) Capital Purchase Program. On December 5, 2008, in connection with the TARP Capital Purchase Program, CFC issued to the U.S. Department of the Treasury (Treasury) 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225,000. The Preferred Stock initially pays quarterly dividends at a five percent annual rate, which increases to nine percent after February 14, 2014, on a liquidation preference of $1,000 per share. CFC’s Board of Directors elected to defer dividend payments on the preferred stock beginning with the dividend payable on November 15, 2010 in order to preserve cash at CFC. As of September 30, 2011, four quarterly dividend payments had been deferred. Cumulative deferred dividends accrued but not paid totaled $370,000 at September 30, 2011 and $90,000 at December 31, 2010. Pursuant to the CFC Cease and Desist Order entered into with the Office of Thrift Supervision (OTS) on May 25, 2011, CFC may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or its common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any equity stock without the prior written non-objection of the Board of Governors of the Federal Reserve System. In connection with the issuance of the Preferred Stock, CFC also issued to Treasury a warrant to purchase 336,568 shares of its common stock at an exercise price of $3.22 per share (Warrant).

Regulatory Restrictions. On May 25, 2011, CFBank entered into a Cease and Desist Order with the OTS, the primary regulator of CFC and CFBank at the time the Orders were issued. Beginning on July 21, 2011, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the Board of Governors of the Federal Reserve System (Fed) replaced the OTS as the federal banking regulator of CFC and the Office of the Comptroller of the Currency (OCC) replaced the OTS as the primary federal banking regulator of CFBank. All references to the Regulator refer to the OTS regarding CFC and CFBank before July 21, 2011 and to the Fed regarding CFC and the OCC regarding the Bank on and after July 21, 2011.

CFBank Cease and Desist Order. The CFBank Cease and Desist Order requires CFBank to take several actions, including, but not limited to:

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No later than September 30, 2011, CFBank shall achieve and maintain a Tier 1 (Core) Capital Ratio of at least 8.0% and a Total Risk-Based Capital Ratio of at least 12.0%. CFBank has not met this requirement.

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By June 30, 2011, CFBank was required to submit to the Regulator a written capital and business plan to achieve and maintain the foregoing capital levels. The plan must cover the period from July 1, 2011 through December 31, 2013. The Plan must: (i) identify the specific sources and methods by which additional capital will be raised; (ii) detail CFBank’s capital preservation and enhancement strategies; (iii) contain operating strategies to achieve realistic core earnings; (iv) include quarterly financial projections; and (v) identify all relevant assumptions made. This plan has been submitted as required.

•	Upon written notice of non-objection from the Regulator, CFBank must implement and adhere to the plan.

•	By December 31, 2011 and each December 31 thereafter, the plan must be updated to incorporate CFBank’s budget and profit projections for the next two years. This was done as of December 31, 2011.

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Within 45 days after the end of each quarter following implementation of the plan, the Board of Directors must review written quarterly variance reports from projections and document this review and any remedial action in CFBank’s minutes of the meeting of the Board of Directors. This review must include documentation of the internal and external risks affecting CFBank’s ability to successfully implement the plan. Each variance report must be provided to the Regulator.

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In the event CFBank fails to meet the capital requirements of the CFBank Cease and Desist Order, fails to comply with the plan or at the request of the Regulator, CFBank shall prepare and submit a contingency plan to the Regulator within 15 days of such event. The contingency plan must detail actions to be taken to achieve either a merger or acquisition of CFBank by another depository institution or a voluntary liquidation of CFBank. The Regulator has extended this requirement until the earlier of 15 days after termination of this stock offering or January 31, 2012. CFBank has requested a further extension of this requirement.

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CFBank may not originate, participate in or acquire any non-residential real estate loans or commercial loans (together, non-homogeneous loans) without the prior written non-objection of the Regulator. This provision was waived by the Regulator on November 9, 2011.

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CFBank may not release any borrower or guarantor from liability on any non-homogeneous loan without the prior written non-objection of the Regulator. This provision was waived by the Regulator on November 9, 2011.

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By June 24, 2011, the Bank was required to revise its credit administration policies, procedures, practices and controls to address all corrective actions related to credit administration noted in the latest Report of Examination by the Regulator. These revisions have been made.

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By August 23, 2011, CFBank was required to submit to the Regulator a detailed written plan with specific strategies, targets and timeframes to reduce CFBank’s level of problem assets. This plan has been submitted.

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By September 22, 2011, CFBank was required to develop individual written specific workout plans for each adversely classified asset or real estate owned of $500,000 or greater, and must monitor and document the status of each problem asset and workout plan quarterly. CFBank must provide the Regulator a copy of each report documenting the status of the problem asset and workout plans on a quarterly basis. CFBank is complying with this requirement.

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By July 31, 2011, the Board of Directors of CFBank was required to develop and submit for Regulator comment a written management succession plan. The Board of Directors of CFBank has received an extension of this deadline to January 31, 2012. CFBank has requested a further extension of this requirement.

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CFBank must submit to the Regulator a weekly written assessment of its current liquidity position. By June 24, 2011, CFBank was required to revise its liquidity and funds management policy to address all corrective actions related to liquidity and funds management noted in the latest Report of Examination by the Regulator. This policy was required to include a contingency funding plan. The revised policy was submitted to the Regulator for comment by June 24, 2011. This policy was adopted and is being adhered to. CFBank has not yet been notified by the Regulator that the policy is acceptable.

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By June 24, 2011, CFBank was required to ensure that all violations of law and/or regulation noted in the latest Report of Examination by the Regulator are corrected and that adequate policies, procedures and systems are established or revised and implemented to prevent future violations. All violations have been corrected and policies and systems have been revised to prevent future violations.

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The Board of Directors must cause to be prepared a quarterly tracking report to monitor compliance with the CFBank Cease and Desist Order. The Board of Directors must certify that each director has reviewed the report and must document any corrective actions taken. The tracking report and Board of Directors certification must be submitted to the Regulator. This is being done as required.

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CFBank may not increase its total assets during any quarter in excess of an amount equal to interest credited on deposits during the prior quarter without the prior written non-objection of the Regulator.

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CFBank may not accept, renew or roll over any brokered deposit without a specific waiver from the FDIC. CFBank received three limited waivers from the FDIC, the latest of which expires on March 18, 2012.

•	CFBank may not declare or pay dividends or make any other capital distributions without the prior written approval of the Regulator.

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CFBank may not enter into, renew, extend or revise any contractual arrangement relating to compensation or benefits for any senior executive officer or director unless prior written notice is provided to the Regulator.

•	CFBank must comply with the Regulator’s prior notification requirements for changes in directors and senior executive officers.

•	CFBank may not make any “golden parachute payments” unless CFBank has complied with 12 C.F.R. Part 359.

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CFBank may not enter into any arrangement or contract with a third party service provider that is significant to the overall operation or financial condition of CFBank or outside the normal course of business, without the written non-objection of the Regulator.

CFC Cease and Desist Order. The CFC Cease and Desist Order requires CFC to take several actions, including, but not limited to:

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By June 30, 2011, CFC was required to submit to the Regulator a written capital plan to enhance the consolidated capital of CFC. The plan must cover the period from July 1, 2011 through December 31, 2013. The plan must include: (i) a ratio of tangible capital to tangible assets established by the Board of Directors commensurate with CFC’s consolidated risk profile; (ii) specific plans to reduce the risks to CFC from current debt levels and debt service requirements; (iii) quarterly cash flow projections for CFC on a stand alone basis that identify both the expected sources and uses of funds; (iv) quarterly pro forma consolidated and unconsolidated CFC balance sheets and income statements demonstrating CFC’s ability to attain and maintain the minimum tangible equity capital ratios established by the Board of Directors; (v) detailed scenarios to stress-test the tangible capital targets; and (vi) detailed descriptions of all relevant assumptions and projections along with supporting documentation. This plan has been submitted as required and approved by the Regulator.

•	Upon written notice of non-objection from the Regulator, CFC must implement and adhere to the plan.

•	CFC must notify the Regulator of any material negative event affecting CFC within five days of the event.

•	By December 31, 2011 and each December 31 thereafter, the plan must be updated to incorporate CFC’s budget and cash flow projections for the next two years. This was done as of December 31, 2011.

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Within 45 days after the end of each quarter following implementation of the plan, the Board of Directors must review written quarterly variance reports from plan projections and document this review and any remedial action in CFC’s minutes of the meeting of the Board of Directors. Each variance report must be provided to the Regulator. This is being done as required.

•	CFC shall not declare or pay any cash dividends or capital distributions on its stock or repurchase such shares without the prior written non-objection of the Regulator.

•	CFC shall not incur, issue, roll over, renew or pay interest or principal on any debt without the prior written non-objection of the Regulator.

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CFC shall not enter into, renew, extend or revise any contractual arrangements related to compensation or benefits with any director or senior executive officer of CFC without first providing the Regulator prior written notice.

•	CFC shall not make any “golden parachute payment” unless it complies with 12 C.F.R. Part 359.

•	CFC shall comply with the Regulator’s prior notification requirements for changes in directors and senior executive officers.

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The Board of Directors must cause to be prepared a quarterly tracking report to monitor compliance with the CFC Cease and Desist Order. The Board of Directors must certify that each director has reviewed the report and must document any corrective actions taken. The tracking report and Board of Directors certification must be submitted to the Regulator. This is being done as required.

The CFC and CFBank Cease and Desist Orders will remain in effect until terminated, modified or suspended by the Regulator. In the standby purchase agreements, a condition to the obligation of the Standby Purchasers to purchase $5.0 million of common stock is the elimination of certain requirements contained in the CFC and CFBank Cease and Desist Orders. See “The Rights Offering—Standby Commitment—Conditions to Closing.”

Compliance with Cease and Desist Orders. We have taken such actions as we believe are necessary to comply with all requirements of the CFC and CFBank Cease and Desist Orders which are currently effective and are continuing to work toward compliance with the provisions of the CFC and CFBank Cease and Desist Orders having future compliance dates. Although we did not comply with the higher capital ratio requirements by the September 30, 2011 required date, based on informal discussions with our Regulators and due to the pendency of the stock offering, management does not expect that any additional material restrictions or penalties will be imposed by

Regulators as a result of not complying with the September 30, 2011 deadline, assuming we are able to raise sufficient capital in this stock offering.

Failure to comply with the CFC and CFBank Cease and Desist Orders could result in the initiation of further regulatory enforcement action, including the imposition of further operating restrictions. Regulators could also instruct us to seek a merger partner. We have incurred, and expect to continue to incur, significant additional regulatory compliance expense in connection with the CFC and CFBank Cease and Desist Orders. For further information, see “Risk Factors—Risks Related to Our Business— We are subject to restrictions imposed by Cease and Desist Orders issued by the Regulators. We have incurred and expect to continue to incur significant additional regulatory compliance expense in connection with the Cease and Desist Orders. Failure to comply with the Cease and Desist Orders could result in additional enforcement action against us.”

Impact of Asset Growth and Brokered Deposit Restrictions. The regulatory restrictions on asset growth and brokered deposits have not materially impacted and, in the near future, are not expected to have a material impact on our operations or asset size. Our operations have been and are expected to continue to be focused on reducing nonperforming assets, which will reduce our asset size. As our asset size decreases, brokered deposits are not expected to be needed to fund the lower level of assets. At September 30, 2011, CFBank had $56.4 million in brokered deposits with maturity dates from October 2011 through August 2016. At September 30, 2011, cash and unpledged securities totaled $65.1 million, which was sufficient to cover all brokered deposit maturities.

Proposed and Existing New Management and Directors

Since June 2010, significant changes have been made to the management team and upon completion of the stock offering, a new Chief Executive Officer, a new President and five new board members of CFC and CFBank are expected to be appointed. This proposed new management team has extensive experience in the banking industry, both with large financial institutions and community banks, and has deep business connections in the Columbus, Ohio market. Eloise L. Mackus, our Chief Executive Officer, General Counsel and Secretary since May 2010, is expected to remain with CFC and CFBank as General Counsel and Secretary and Therese A. Liutkus, our President, Chief Financial Officer and Treasurer since June 2010, is expected to remain with CFC and CFBank as Chief Financial Officer and Treasurer.

Each proposed new director will be compensated at the same rate as all current directors of CFC and CFBank are compensated. There are no formal agreements or arrangements with the proposed new directors. Neither the proposed Chief Executive Officer, nor the proposed President will receive any employment or severance agreement. Each will receive a salary to be determined by the Board of Directors and will be eligible to participate in any bonus, pension, medical or other compensation and benefit plan generally available to our executive officers.

Proposed New Chairman. Following the completion of the stock offering, Robert E. Hoeweler is expected to serve as the Chairman of the Board of Directors of CFC and CFBank. Mr. Hoeweler is Chief Executive Officer of a diverse group of companies owned by the Hoeweler family. The Hoeweler holdings include manufacturing, communication, distribution, business services and venture capital entities. Mr. Hoeweler has served on the boards of directors of one of the country’s largest privately owned waste and recycling companies since 1986 and a privately owned commercial bakery since 1988. Past board affiliations include Skipjack Financial Services from 1996-2009, a provider of payment processing services, which the Hoeweler family led from its inception through the sale to a super-regional banking company that is a global top five payment processor, and Winton Financial, Inc. from 1988-2004, a savings and loan holding company located in Cincinnati, Ohio, from its initial public offering in 1998 through its ultimate sale in 2005 to WesBanco, Inc. Mr. Hoeweler is a graduate of the University of Cincinnati.

Proposed New Chief Executive Officer. Timothy T. O’Dell is expected to serve as the Chief Executive Officer of CFC and CFBank following completion of the stock offering. Mr. O’Dell is currently the owner of the Chetwood Group, which provides advisory services to a number of privately held enterprises in construction, health care, real estate and professional services. Prior to founding Chetwood in 2003, Mr. O’Dell spent 22 years at Fifth Third Bank, and was a senior executive with Fifth Third’s Central Ohio operations for 12 of those years, concluding his tenure serving as President and Chief Executive Officer. For 10 of his years with Fifth Third – Central Ohio, Mr. O’Dell also served as a senior lender and managed its commercial banking and residential and commercial real estate divisions. During his tenure, Fifth Third’s Central Ohio division grew by $4 billion in deposits and $5 billion in loans from organic growth and through strategic acquisitions. Mr. O’Dell serves on the board of the Columbus Chamber of Commerce and The Ohio State University Medical Center, and he was a founding investor in the Ohio TechAngel Venture Fund. Mr. O’Dell is a graduate of Marshall University and received an MBA from Xavier University.

Proposed New President. Following completion of the stock offering Thad R. Perry is expected to serve as the President of CFC and CFBank. Mr. Perry was a Senior Partner with Accenture for over 30 years where he was involved in consulting, transaction structuring, and management of operations. He operated the firm’s Columbus, Ohio practice and developed its regulated industries practice. Mr. Perry also obtained considerable international experience during his time at Accenture. From 1988 through 1998, Mr. Perry managed Accenture’s German, Austrian and Swiss practices, which accounted for nearly $1 billion in gross revenues. He was also the Chief Operating Officer of Western Europe operations, and served on Accenture’s European Management Board and the Global Strategic Planning, Management, Markets, Executive, Outsourcing, and Technology Committees. He was also heavily involved in directing the firm’s strategy and mobilization initiatives associated with East Europe, and supervised ongoing operations there. His experiences in banking include the transformation of both the technical and business processes for credit card, internet banking and security, stock and trading exchanges, international banking and customer relationship management. Mr. Perry has an engineering degree and MBA from The Ohio State University, and has been honored as a Distinguished Alumnus from both colleges. Mr. Perry is also a Certified Public Accountant (inactive).

Proposed New Directors. Subject to receipt of approvals of our Regulators, we have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the board of directors of CFC. In addition to Timothy T. O’Dell, Thad R. Perry and Robert E. Hoeweler, we currently expect the director designees to be James Howard Frauenberg, II and Donal Malenick.

James Howard Frauenberg, II is the principal owner of Addison Holding, LLC which manages investments of private individuals and has been active in opening new franchises for two retail chains, Five Guys and Flip Flops. Mr. Frauenberg was a senior officer with Check Smart Financial in Dublin, Ohio from 1995 to 2008, when he resigned.

Donal Malenick was Chief Executive Officer of Columbus Steel Castings from 2003 through 2008. Prior to that, Mr. Malenick was president of Worthington Steel from 1976 to 1999. Mr. Malenick is a board member of Max and Ermas Restaurants of Columbus, Ohio and was a member of KeyBank’s advisory board from 2001 to 2005. Mr. Malenick has been a private investor since 2008.

New Senior Officer in Commercial Banking. Timothy R. Fitzwater joined CFBank in June 2010 as Senior Commercial Officer. Prior to joining CFBank, he had been retired for four years after a 36 year career with National City Bank (now PNC), rising to President of the Northeast Region headquartered in Akron. This region encompassed the cities of Akron, Canton, Youngstown, Niles, Warren and smaller cities along the Ohio River. The banks in this region had approximately $3 billion in assets and a commercial lending portfolio of approximately $1 billion.

New Head of Commercial Loan Workout. In November 2010, Kemper Allison was promoted to Vice President, Commercial Loan Workout of CFBank. Mr. Allison joined CFBank in February 2010, after having served as Senior Vice President and Chief Lending Officer with Advantage Bank in Worthington, Ohio for nearly eight years. He had held positions of increasing responsibility over the prior 14 years, beginning with Bank One, Akron, N.A. and progressing to State Savings Bank and others in the Columbus area.

New Senior Credit Officer. In November 2010, Keith Anderson was promoted to Senior Credit Officer of CFBank. Mr. Anderson has been with CFBank since June 2005, having previously served as Senior Credit Officer for over six years with Champaign National Bank in Bath, Ohio. Prior to that, he had been the Senior Credit Officer with Summit Bank, headquartered in Fairlawn, Ohio for six years.

Business Strategy of Our Proposed and Existing New Management Team

In light of the operational challenges we recently have faced, our management team has taken, and will continue to aggressively pursue, the following actions that we believe will improve our operations in the short-term and position us for long-term future opportunities:

Improve Our Asset Quality. We have taken several significant steps to stabilize and improve our asset quality, which we expect will improve our net interest margin and lower our provision for loan losses. In particular, we have:

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Obtained Independent Loan Reviews. In June 2010, we engaged two independent loan review firms to assess the credit quality of our loan portfolio. The independent reviews were performed so that management could identify all troubled loans and loan relationships as well as deteriorating loans and loan relationships. Each of their reviews covered approximately $142 million, or 82% of the commercial, commercial real estate and multi-family residential loan portfolio at June 30, 2010. The reviews involved analyzing all large borrowing relationships, delinquency trends, and loan collateral valuation in order to identify appropriate risk rating classifications of these loans. As a result of the reviews, criticized and classified loan levels increased to $56.2 million, compared to $32.9 million at March 31, 2010. Detailed action plans were developed by management for each of the criticized and classified loans to improve the credit quality of the loan, return the loan to performing status or dispose of the loan and end the borrowing relationship. From June 30, 2010 to September 30, 2011, the level of criticized and classified loans decreased 28.9% to $40.0 million. Since June 2010, independent loan reviews have been performed semi-annually, where they had been performed annually prior to that time. Management uses the results of these semi-annual reviews to help confirm the effectiveness of the existing policies and procedures, and to provide an independent assessment of our internal loan risk rating system.

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Established a Loan Workout Function. In July 2010, we engaged a consultant to assist in our asset review with an emphasis on disposition of nonperforming assets. As a result of the consultant’s review, we established a loan workout function headed and staffed by experienced workout professionals. The workout group develops and executes strategies to address problem credits and provides a risk reduction strategy report, including specific workout plans, to the Board of Directors on a quarterly basis. From June 30, 2010 through September 30, 2011, nonperforming assets decreased 50.7% and criticized and classified assets decreased 28.9%. See also Notes 3 and 4 of the Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 incorporated herein by reference.

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Reorganized the Credit Function. In the fourth quarter of 2010, as a result of the internal loan reviews and the departure of our previous Senior Credit Officer, we named a new Senior Credit Officer and segregated duties within the credit department to strengthen controls in this area.

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Applied More Conservative Underwriting Practices. Beginning in June 2010, we significantly curtailed our commercial, commercial real estate and multi-family residential lending and applied more conservative underwriting practices, including, among other things, requiring more detailed credit information in certain circumstances, increasing the amount of required collateral or equity requirements or reducing loan-to-value ratios and reducing the amount that we will lend to one borrower.

In connection with our loan review and additional efforts to determine the scope of our deteriorating loans, management has identified certain factors relating to our nonperforming assets. Our nonperforming assets are primarily located within our local market area. This generally allows management and our workout group better access to the collateral and borrowers and, therefore, more useful information in making loan modification and foreclosure decisions. As a result, we believe we are well-positioned to determine whether a nonperforming loan will return to performing status or whether it is in the best interest of CFBank to end the borrowing relationship. Finally, we believe that the funds we raise in the stock offering will strengthen our capital position to provide us with additional flexibility to address and accelerate the reduction of our nonperforming asset levels.

Raise Capital. We believe that our efforts to raise additional capital in the stock offering will help us to achieve our goals of obtaining sufficient capital to mitigate the impact on CFBank of a weakened economy and manage our capital levels to maintain a capital cushion commensurate with our risks and in excess of our regulatory capital requirement and the requirements imposed by the CFBank Cease and Desist Order.

At the minimum of the offering range, we expect to exceed all of our regulatory capital requirements, including the higher capital requirement imposed by the Cease and Desist Orders. On a pro forma basis at the minimum and maximum of the offering and assuming $13.5 million of the net proceeds of the stock offering will be invested in CFBank in either case, our tier one (core) capital ratio and total risk-based capital ratio at September 30, 2011 would have been 10.16% and 18.22%, respectively, exceeding the 8.0% and 12.0% requirements contained in the CFBank Cease and Desist Order. See “Capitalization.” However, to the extent we experience increases in our allowance for loan losses and operating losses, such events will reduce, and possibly eliminate, our capital cushion.

Control Expenses. Our management team has made it a priority to identify cost savings opportunities throughout all phases of our operations. In particular, once we are able to successfully manage our asset quality and terminate our Cease and Desist Orders, we expect to reduce significantly deposit insurance costs and fees for consultants, advisors and attorneys and expenses related to the management of our nonperforming assets.

Leverage the Existing Retail Office Presence. CFBank has four offices located in Fairlawn, Worthington, Calcutta and Wellsville, Ohio. The Fairlawn and Worthington offices are located in upscale suburban markets with an affluent demographic profile. Worthington is an affluent suburb bordering Columbus to the north. The median household income of $75,434 is 29.8% higher than in Columbus as a whole and 44.9% higher than in Ohio, and the median household net worth of $274,132 outpaced the MSA and state by 155% and 182%, respectively. CFBank only controls 1.28% of the deposits in the Akron Metropolitan Statistical Area (MSA) deposit market, which offers an $11.7 billion deposit base, and 0.03% in the Columbus MSA deposit market, which offers a $39.6 billion deposit base. Despite these attractive market areas, we have under-performed in terms of our retail banking penetration. As a result, transaction, money market and savings accounts comprised only 39.3% of CFBank’s total deposits as of September 30, 2011. Management intends to change the deposit mix, increase product offerings, such as private banking, and achieve profitability by more effectively serving existing customers and proactively seeking new customers in our markets.

Increase Market Share and Achieve Profitable Growth. As we improve our asset quality and increase our operating efficiency after the Cease and Desist Orders are terminated by the Regulators, we expect that operating earnings will increase. Our management team will focus on expanding full commercial customer relationships, primarily in the Columbus and Fairlawn markets. In particular, management intends to build relationships with the many small- to medium-sized businesses in the metropolitan markets in which we operate, as well as with business owners and executives. CFC’s management team believes that a recapitalized CFBank can grow market share in these areas while improving profitability through traditional relationship based banking services delivered by a highly qualified work force.

Obtain Termination of the Cease and Desist Orders. We have taken the actions we believe are necessary to comply with all requirements of the Cease and Desist Orders which are currently effective and we are continuing to work toward compliance with the provisions of the Cease and Desist Orders having future compliance dates. We have submitted a capital plan and a business plan which contemplate this stock offering. The CFC plan has been approved by the Regulators. No action has been taken by the Regulators on the CFBank plan. We will seek to demonstrate as soon as possible that we have fully complied with the requirements of the Cease and Desist Orders and that the Regulators should terminate the Cease and Desist Orders. At that time, we will be able to return to a more typical level of regulatory oversight and redirect management resources from maintaining compliance with the Cease and Desist Orders to the operation of our institution, with the goal of achieving profitable growth.

Market Area Overview

We operate in three distinct markets which we believe to be attractive banking markets. CFBank operates in the Central and Northeastern Ohio cities of Akron, Columbus, Calcutta, and Wellsville. Uniquely, these locations include two large metropolitan markets, as well as two community banking locations. Since the real estate market began to experience considerable difficulty in 2008, significant economic challenges have resulted in most markets.

The relative stability of the Ohio real estate market has protected the region from the worst of the collapse. The Central and Northeast Ohio market did not experience the dramatic housing price increases that had previously occurred in certain parts of the United States, and consequently has not experienced as much of a market decline in recent years. Through November 2011, the Case-Shiller U.S. Composite index declined 33.5% from its April 2006 peak. The index for the Cleveland market, which is the closest proxy for the Ohio markets in which CFC operates, was down 19.5% for that same period. Ohio’s unemployment rate has also declined from a peak of 10.6% in November 2009 to 7.6% in December 2011, according to the Bureau of Labor Statistics. On a year-over-year basis, Ohio ranked 5th out of the 50 states in new job creation, with 72,400 jobs added, according to data from the Bureau of Labor Statistics.

The Akron MSA, which has been CFBank’s core market, has a population of 704,000 and a total deposit base of $11.7 billion, according to FDIC data as of June 30, 2011. CFBank’s deposit total of $149.0 million ranks 12th out of 29 institutions in the area. The Akron MSA also adjoins the much larger Cleveland MSA, which has a population of 2.1 million and a total deposit base of $50.5 billion according to FDIC data as of June 30, 2011. CFBank feels that Akron has a number of opportunities for lending to both consumers and businesses. Akron has established itself as the “Polymer Valley,” with over 400 local companies specializing in liquid crystal and polymer research, development, and technology, according to Newsweek. In aggregate, over 45% of the state’s polymer industry is based in Akron. The city’s polymer industry is complemented by two local research universities, the University of Akron (28,000 full-time students) and Kent State University (18,000 full-time students). Akron is also home to two companies from the 2011 Fortune 500 list: The Goodyear Tire & Rubber Company and First Energy Corp. Other notable employers include Summa Health System, Akron General Medical Center, Fred Albrecht Grocery Co., Children’s Hospital Medical Center, Bridgestone-Firestone, FirstMerit Corp., and Sterling, Inc. The Akron MSA’s unemployment rate is currently 7.3% as of December 2011, compared to the national average of 8.5%. Akron’s cultural attractions include the Akron Art Museum, Stan Hywet Hall, the Akron Symphony Orchestra, the Ohio Ballet, and Blossom Music Center, which is the summer home of the Cleveland Orchestra. The city hosts the annual All-American Soap Box Derby, and is home to The Firestone Country Club, which has hosted several major professional golf tournaments and is currently the site of the annual World Golf Championships Bridgestone Invitational.

Fairlawn is an affluent suburb of Akron and the home of many potential small business and consumer banking customers. Fairlawn’s median household income in 2010 of $84,605 was 62.6% and 55.4% higher than the Ohio and national medians, respectively, according to 2010 Census Bureau data. Over 13% of Fairlawn’s households have incomes in excess of $200,000, which is more than 5.5 times greater than Ohio’s median, and 3.5 times higher than the national median, as of the 2010 census, according to 2010 Census Bureau data.

The Calcutta and Wellsville markets are located in the East Liverpool-Salem MSA that has a population of 109,000 and $1.3 billion in deposits, according to FDIC data as of June 30, 2011. This was the historical home of CFBank, dating back to the founding of the Bank in 1892. While not a growth market from a lending standpoint, management believes this market is a strong source of low cost deposits, and this market accounts for $78.9 million, or 33.1% of CFBank’s total deposits as of June 30, 2011. While a smaller market than the Akron and Columbus markets, CFBank has a much stronger market share in this region, ranking 8th with 6.0% of the deposits in the MSA as of June 30, 2011, according to FDIC data.

The East Liverpool-Salem area benefits from its location between the major cities of Cleveland and Pittsburgh, and its access to two major international airports as well as other forms of transportation. East Liverpool is the largest river port in Ohio, and the second largest total port system in Ohio behind Cleveland, according to the Columbiana County Port Authority. The port handles approximately 15 million tons of cargo each year moving via the Ohio River through Columbiana County. The port authority serves as the economic development agency in the region, and helps finance large community projects. One such project is the conversion of Columbiana County into a completely wireless platform, making it one of the first counties in the U.S. to do so. Another project in development is the construction of a natural gas facility in Wellsville by Florida-based Plank Investment. The natural gas facility and other similar investments in the area are being driven by the continued exploration and development of the Utica Shale region in eastern Ohio. The unemployment rate in the East Liverpool-Salem MSA has declined from a peak of 14.9% in January 2010 to 8.8% in December 2011, according to data from the Bureau of Labor Statistics.

CFBank considers the Columbus market as its best market in terms of potential growth. The Columbus MSA’s population is currently 1.8 million. Population in the Columbus MSA increased by 12.4 percent from 2000 to 2010, and is projected to grow 4.7% by 2015, according to census estimates. The Columbus market also accounts for $39.6 billion in FDIC-insured deposits as of June 30, 2011, of which CFBank controls only 0.03%. Columbus hosts a myriad of large businesses, including four Fortune 500 companies headquartered in the city: Nationwide Insurance; American Electric Power; Limited Brands; and Big Lots. Columbus is also the capital of the State of Ohio, resulting in a large and somewhat stable employment base. As of December 2011, Columbus’ unemployment rate of 6.4% was lower than both the Ohio and national averages of 7.6% and 8.5%, respectively. The Columbus area is also home to several colleges and universities, including The Ohio State University, one of the largest college campuses in the United States with over 56,000 students enrolled at the main campus in 2011, according to the University’s website. These colleges and universities, and research centers like Battelle, promote a vibrant entrepreneurial base to help drive the growth of middle market companies. Also, due to its central location in the state of Ohio, Columbus has a strong distribution industry and the benefit of the various businesses that serve that industry. Columbus’ professional sports teams include the Blue Jackets, which compete in the National Hockey League; the Crew, a Major League Soccer team; and the Clippers, an affiliate of the Cleveland Indians. Columbus is home to the Columbus Symphony Orchestra, Opera Columbus, BalletMet Columbus, and the Contemporary American Theatre Company. Each year, Columbus also hosts the Arnold Classic, which brings in 12,000 athletes with competitions in 20 different events, the PGA Tour’s Jack Nicklaus Memorial Tournament at Muirfield Village Golf Club, and the Ohio State Fair, one of the largest fairs in the country.

CFBank’s Columbus branch is located in Worthington, an affluent suburb bordering Columbus to the north. The Worthington school district is recognized as being among the best in the state, and ranks in the top 15% of all school districts nationwide. Worthington also boasts an educated and wealthy populace, as 26.7% of residents hold graduate degrees, 2.5 times higher than the Columbus MSA and State of Ohio overall. As of the 2010 U.S. census, Worthington’s median household income of $75,434 was 44.9% higher than Ohio’s median and 38.6% higher than the national median.

All of the markets served by CFBank are competitive, and market share in the various markets is skewed towards large regional and super-regional competitors. Management believes that a large number of potential commercial and consumer customers in its markets would prefer the higher level of service which community banks such as CFBank seek to provide. Accordingly, management believes that the recapitalized CFBank will be positioned to achieve profitable growth in its markets over the next several years.

The Stock Offering

Securities Offered in the Rights Offering	We are distributing to you, at no charge, one non-transferable subscription right to purchase 6.0474 shares of our common stock for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on February 8, 2012, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers or other nominees on your behalf, as a beneficial owner of such shares.

Subscription Price	$1.00 per share.

Record Date	5:00 p.m., Eastern Time, on February 8, 2012.

Expiration of the Rights Offering	5:00 p.m., Eastern Time, on March 20, 2012. We may extend the rights offering without notice to you until April 17, 2012.

Use of Proceeds	We expect the aggregate net proceeds from the stock offering to be between $21.3 million and $28.4 million. We intend to use the proceeds of the stock offering primarily to invest in CFBank to improve its regulatory capital position and for general corporate purposes.

Basic Subscription Privilege	The basic subscription privilege of each subscription right entitles you to purchase 6.0474 shares of our common stock at a subscription price of

$1.00 per share; however, fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share. If you are a record holder of shares, the number of rights you may exercise appears on your rights certificate.

Over-Subscription Privilege	In the event that you purchase all of the shares available to you pursuant to your basic subscription privilege, you may also choose to subscribe for a portion of any shares that are not purchased by our stockholders through the exercise of their basic subscription privileges. You may subscribe for shares of common stock pursuant to your over-subscription privilege, subject to the purchase and ownership limitations described below under the heading “Limitations on the Purchase of Shares.”

Limitations on the Purchase of Shares	Persons, together with associates or groups acting in concert, may purchase up to a number of shares such that upon completion of the stock offering the person owns up to 9.9% of CFC’s common stock outstanding. This limitation is 15% for our largest stockholder as of the date of this prospectus. See “Risk Factors—Risks Related to Our Business—CFC could, as a result of the stock offering, including the shares issued to the Standby Purchasers, and/or future investments in our common stock by holders of 5% or more of our common stock, experience an “ownership change” for tax purposes that could cause CFC to permanently lose a significant portion of its net operating loss carry-forwards, or reduce the annual amount that can be recognized to offset future income.”

In addition, we will not issue shares of our common stock pursuant to the exercise of basic subscription rights or over-subscription rights, to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of March 20, 2012, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on Nasdaq or on any other stock exchange or market.

No Board Recommendation	Our Board of Directors is making no recommendation regarding the exercise of your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.

Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Standby Purchasers and Standby Purchase Agreements

We have separately entered into standby purchase agreements with the Standby Purchasers. Pursuant to the standby purchase agreements, the Standby Purchasers have agreed to acquire from us, at the subscription price of $1.00 per share, 5,035,000 shares of common stock.

The Standby Purchasers have conditioned their purchase of shares of common stock upon the receipt by CFC of $16.5 million in net proceeds from the rights offering and public offering, if any, excluding the purchases by the Standby Purchasers. As a result, the purchase by the Standby Purchasers of 5,035,000 shares of common stock is conditioned on the sale by CFC of 17,465,000 shares in the rights offering and the public offering, if any.

Subject to receipt of approvals by the Regulators, we have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the board of directors of CFC. Notices have been filed with the appropriate Regulators by the Standby Purchasers and CFBank requesting these approvals. The notices are still being reviewed. A decision is expected prior to or shortly following completion of the rights offering. We currently expect these director designees to be Timothy T. O’Dell, founder and principal of Chetwood Group, a strategic business advisory firm, and former president and chief executive officer of Fifth Third Bank of Central Ohio; Thad R. Perry, former senior partner of Accenture; Robert E. Hoeweler, chief executive officer of a group of companies owned by the Hoeweler family; James Howard Frauenberg, II, principal owner of Addison Holdings, LLC, which manages investments of private individuals and has been active in opening new franchises for two retail chains, Five Guys and Flip Flops; and Donal Malenick, former chief executive officer of Columbus Steel Castings and president of Worthington Steel. We have agreed to pay the aggregate sum of up to $80,000 to Timothy T. O’Dell (on behalf of all of the Standby Purchasers approved by Timothy T. O’Dell) on the closing date, for reimbursement of actual fees, costs and legal expenses incurred by the Standby Purchasers. On the closing date, subject to the approval of any and all applicable Regulators, Timothy T. O’Dell also shall receive $90,000 from CFC on behalf of himself, Thad R. Perry and Robert E. Hoeweler in consideration of the efforts of such individuals in connection with the negotiation of the standby purchase agreements.

Subscriptions are Irrevocable	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $1.00 per share.

Minimum Offering	The stock offering is conditioned upon the receipt of aggregate subscriptions of at least $17.5 million (17,465,000 shares) of common stock in the rights offering and public offering, if any, excluding any shares issued and sold to the Standby Purchasers.

Purchase Intentions of Our Directors and Officers	Our current directors and executive officers as a group, together with their affiliates, have indicated their intention to exercise rights to purchase, in the aggregate, approximately 258,500 shares of our common stock in the rights offering. Our current directors and five new directors and executive officers as a group, together with their affiliates, have indicated their intention to purchase, in the aggregate, approximately 2,558,500 shares.

Material U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right or warrant. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights or warrants in light of your particular circumstances.

Extension and Cancellation	We have the option to extend the rights offering expiration date, but in no event will we extend the rights offering beyond April 17, 2012. Our Board of Directors may cancel the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest.

Conditions to Completing the Rights Offering	We must sell the minimum rights offering amount of at least $17.5 million

(17,465,000 shares) of common stock in the rights offering and public offering, if any, exclusive of any shares issued and sold to the Standby Purchasers. There are also numerous conditions to closing that must be satisfied before the Standby Purchasers are required to complete their purchases.

Public Offering	If shares of common stock remain available for sale after the rights offering, we may offer and sell those remaining shares to the public on a best efforts basis at the $1.00 per share subscription price.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

If you hold a CFC stock certificate, you must deliver payment and a properly completed and signed rights certificate to the subscription/escrow agent to be received before 5:00 p.m., Eastern Time, on March 20, 2012. You may deliver the documents and payment by U.S. mail or courier service. If U.S. mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. If you wish to purchase shares in the rights offering, you should instruct your nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on March 20, 2012.

If shares of our common stock are held in your account under our 401(k) plan, you are not eligible to exercise subscription rights. Investing in CFC common stock is not a permitted investment under this plan.

Warrants	All Purchasers of common stock in the stock offering, including the Standby Purchasers, will receive, without additional charge, one warrant to purchase one additional share of common stock for each three shares purchased in the stock offering. The warrants will be exercisable for three years from the completion of the stock offering at an exercise price of $1.00 per share. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing three shares of common stock will receive one warrant and a purchaser purchasing five shares of common stock will receive one warrant, while a purchaser purchasing six shares of common stock will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock such as in a stock split or reverse stock split.

Financial Advisor and Information Agent	ParaCap Group, LLC., is acting as our financial advisor and information agent in connection with the rights offering and the sale of shares to the Standby Purchasers, and in identifying and managing one or more qualifying broker-dealers to act as a selling group in connection with the public offering, if any. We have agreed to pay certain fees to, and expenses of, ParaCap Group, LLC.

Subscription and Escrow Agent	Registrar and Transfer Company, the subscription/escrow agent, will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription/escrow agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all payments received by the subscription/escrow agent will be returned promptly, without interest.

Shares Outstanding Before the Stock Offering	4,128,198 shares of our common stock were outstanding as of February 8, 2012.

Shares Outstanding After Completion of the Stock Offering	Assuming no options are exercised prior to the expiration of the stock offering and assuming all shares are sold in the stock offering at the minimum of the offering range, we expect approximately 26,628,198 shares of our common stock will be outstanding immediately after completion of the stock offering and the closing of the transactions contemplated by the standby purchase agreements. Under the same assumptions at the maximum of the offering range, we expect approximately 34,128,198 shares of our common stock will be outstanding.

Nasdaq Symbol	Shares of our common stock are currently listed for trading on Nasdaq under the symbol “CFBK.” Trading is expected to continue under this same symbol following the stock offering.

Risk Factors	Before you exercise your subscription rights to purchase shares of our common stock, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” of this prospectus, and the risks that we have highlighted in other sections of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to exercise your subscription rights to purchase shares of our common stock or before you purchase shares in the public offering, if any.

RISK FACTORS

You should consider carefully the following risk factors before purchasing shares of CFC common stock.

Risks Related to Our Business

We are subject to restrictions and conditions of Cease and Desist Orders issued by our Regulators. We have incurred and expect to continue to incur significant additional regulatory compliance expense in connection with the Cease and Desist Orders. Failure to comply with the Cease and Desist Orders could result in additional enforcement action against us.

The OTS has issued Cease and Desist Orders against CFC and CFBank. The Cease and Desist Orders contain a number of significant directives, including higher capital requirements, requirements to reduce the level of our classified and criticized assets, growth and operating restrictions, restrictions on brokered deposits and restrictions on dividend payments. These restrictions may impede our ability to operate our business and to effectively compete in our markets. If we fail to comply with the terms and conditions of the Cease and Desist Orders, the Regulators could take additional enforcement action against us, including imposing further operating restrictions on us, directing us to seek a merger partner or liquidating CFBank.

We have incurred and expect to continue to incur significant additional regulatory compliance expense in connection with the Cease and Desist Orders. It is possible that regulatory compliance expenses related to the Cease and Desist Orders could have a material adverse impact on us in the future.

In addition, the Regulators must approve any deviation from our business plan, which could limit our ability to make any changes to our business, which could negatively impact the scope and flexibility of our business activities. Further, the imposition of the Cease and Desist Orders, including certain restrictions on severance and indemnification payments and employment and compensation arrangements, may make it more difficult to attract and retain qualified employees. While we plan to take appropriate actions and intend to seek to have the Cease and Desist Orders terminated in the future, such actions may not result in Regulators terminating the Cease and Desist Orders.

If we do not sell at least the minimum number of shares of common stock in this offering, the Regulators could take additional enforcement action against us.

We are currently “adequately capitalized” for regulatory purposes. However, we have not generated profits in over two years and, unless additional capital is infused into CFC and CFBank, it is unlikely that we will be able to generate profits in the future. This would cause our capital levels to continue to erode. If that happens, the Regulators could take additional enforcement action against us, including the imposition of further operating restrictions. The Regulators could also direct us to seek a merger partner or liquidate CFBank.

Our capital levels were not sufficient to achieve compliance with the higher capital requirements mandated by the CFBank Cease and Desist Order by September 30, 2011, and any capital cushion in the future may not be sufficient to absorb additional loan or other losses and maintain compliance with these higher capital requirements.

The CFBank Cease and Desist Order requires CFBank to raise its tier one (core) capital and total risk-based capital ratios to 8% and 12%, respectively, by September 30, 2011. Although we did not comply with the higher capital ratio requirements by the September 30, 2011 required date, based on informal discussions with the Regulators and due to the pendency of the stock offering, management does not expect that any additional material restrictions or penalties will be imposed by the Regulators, assuming we are able to raise sufficient capital in this stock offering.

Even assuming completion of the stock offering, our capital cushion, if any, may not be significant. At the minimum of the offering, our pro forma tier one (core) capital and total risk-based capital ratios at September 30, 2011 are expected to be 10.16% and 18.22%, respectively, with a capital cushion of approximately $6.0 million in excess of the required capital levels. However, to the extent we experience increases in our allowance for loan losses or operating losses, such events would reduce, and possibly eliminate, our capital cushion. If our capital is reduced such that our capital ratios do not comply with the requirements of the Cease and Desist Order, the Regulators could take additional enforcement action against us, including the imposition of further operating restrictions. The Regulators could also direct us to seek a merger partner or liquidate CFBank.

Reduction in the level of our problem assets may not be sufficient to achieve compliance with the levels we must meet according to our plan submitted for approval by the Regulators.

The Regulators have directed CFBank to submit for regulatory approval a plan with specific strategies, targets and timeframes to reduce the level of problem assets. This plan has not yet been approved by the Regulators. If we do not maintain compliance with the plan to reduce the level of problem assets, the Regulators could take additional enforcement action against us, including the imposition of further operating restrictions. The Regulators could also direct us to seek a merger partner or liquidate CFBank.

The allowance for loan losses may not be adequate to cover actual losses. Higher loan losses could require us to increase our allowance for loan losses through a charge to earnings.

When we loan money we incur the risk that our borrowers will not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of probable incurred credit losses in our loan portfolio. The process for determining the amount of the allowance is critical to our financial condition and results of operations. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. It also requires that we make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. The allowance for loan losses may not be sufficient to cover probable losses in our loan portfolio. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high loan-to-value ratios. The lingering nature of the decline in the national economy and the local economies of the areas in which our loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our Regulators as part of their examination process, which may result in the establishment of an additional allowance based upon the judgment of the Regulators after a review of the information available at the time of their examination. The additions to our allowance for loan losses would be made through increased provisions for loan losses, which would reduce our income and could materially and adversely affect CFC’s financial condition, earnings and profitability.

A continuation of turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Since 2008, United States and global financial markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a marked negative impact on the industry. Dramatic declines in the U.S. housing market, with falling home and real estate prices, increasing foreclosures and high unemployment, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. The U.S. and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the U.S. and other governments, these efforts may not succeed in improving industry, economic or market conditions and may result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including CFC, are numerous and include: (i) worsening credit quality, leading among other things to increases in loan losses and reserves; (ii) continued or worsening disruption and volatility in financial markets, leading to, among other things, continuing reductions in asset values; (iii) capital and liquidity concerns regarding financial institutions generally; (iv) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system; or (v) recessionary conditions that are deeper or last longer than currently anticipated.

The ongoing economic recession could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the U.S. generally and in our market area in particular. In the current low growth environment, the national economy has experienced a general economic downturn, with high unemployment levels, declines in real estate values and the erosion of consumer confidence. Our primary market area has also been negatively impacted by the economic recession. From the fourth quarter of 2008 to September 2011, unemployment rates in Ohio increased from 7.1% to 9.1%, according to Bureau of Labor Statistics data. In addition, our primary market area has also experienced a softening of the local real estate market, a reduction in local property values and a decline in the local manufacturing industry. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect our borrowers could impair the ability of our borrowers to repay their loans in accordance with their terms and could reduce the value of collateral securing these loans. Nearly all of our loans are secured by real estate located in Ohio or made to businesses in Ohio. As a result of this concentration, a prolonged or more severe downturn in the state’s economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would decrease our earnings and further increase the capital required to comply with the Cease and Desist Orders. The economic downturn could also result in reduced demand for credit or fee-based products and services, which also would decrease our revenues.

We may make, or be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time and other factors specific to a borrower’s circumstances, the level of nonperforming assets will fluctuate. Although we have made some progress in reducing our level of nonperforming assets during 2011, we expect nonperforming assets to remain at or increase to historically high levels for the immediate future. If current trends in the housing and real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses. Moreover, if the slow economy in our market continues, we expect that it would further negatively impact economic conditions and we could experience continuing high delinquencies and credit losses. Current levels of, or an increase in our nonperforming assets, credit losses or our provision for loan losses would materially adversely affect our financial condition and results of operations. Unless and until we can increase our capital to support new lending and substantially reduce our levels of nonperforming loans and other real estate owned, we do not expect to return to profitability.

Our emphasis on commercial, commercial real estate and multi-family residential real estate lending may expose us to increased lending risks.

At September 30, 2011, we had $28.8 million in commercial loans, $72.0 million in loans secured by commercial real estate and $29.1 million in loans secured by multi-family residential real estate, which totaled 17.4%, 43.5% and 17.6%, respectively, of our loan portfolio. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Commercial real estate and multi-family residential mortgage loans also have larger loan balances to single borrowers or groups of related borrowers compared to single-family residential mortgage loans. Some of our borrowers also have more than one commercial real estate or multi-family residential mortgage loan outstanding with us. Additionally, some loans may be collateralized by junior liens. Consequently, an adverse development involving one or more loans or credit relationships can expose us to significantly greater risk of loss compared to an adverse development involving a single-family residential mortgage loan.

Our adjustable-rate loans may expose us to increased lending risks.

While adjustable-rate loans better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers upon an interest rate adjustment in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a rising interest rate environment. In addition, although adjustable-rate loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

CFC’s financial condition and results of operations are dependent on the economy in CFBank’s market area.

CFBank’s principal market area for loans includes the following Ohio counties: Summit County, and contiguous counties through our office in Fairlawn, Ohio; Franklin County, and contiguous counties through our office in Worthington, Ohio; and Columbiana County, and contiguous counties through our offices in Calcutta and Wellsville, Ohio. We have originated commercial and conventional real estate loans and business loans primarily throughout Ohio. Most of our deposits and loans come from our market area. Because of CFBank’s concentration of business activities in Ohio, CFC’s financial condition and results of operations depend upon economic conditions in Ohio. Adverse economic conditions in Ohio could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in Ohio could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Increased and/or special FDIC assessments would hurt our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the deposit insurance fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, our deposit insurance costs are higher than those of many of our competitors, as we pay elevated FDIC premiums as a result of the CFBank Cease and Desist Order. Any further increased and/or special FDIC assessment will further negatively impact our earnings.

CFBank is a party to interest rate swap agreements that could be called by the counterparty as a result of CFBank’s failure to maintain well-capitalized status due to the CFBank Cease and Desist Order. If the counterparty were to request immediate payment, CFBank could incur an expense which, as of September 30, 2011, would have been approximately $1.0 million.

CFBank is a party to interest rate swap agreements that could be called by the counterparty as a result of CFBank’s failure to maintain well-capitalized status. CFBank utilizes interest rate swaps as part of its asset liability management strategy to help manage its interest rate risk position. CFBank has a program whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision, which will be invoked in the event of prepayment of the loan, and is expected to exactly offset the fair value of unwinding the swap. The agreements with the borrowers only require payment on the yield maintenance provision in the event of prepayment of the loan or loan default. While the counterparty has not requested payment at this time, it may elect to do so at any time while CFBank’s capital is less than required for well-capitalized status. If the counterparty elected to request payment, CFBank would incur an expense of $1.0 million based on the September 30, 2011 valuation of the interest rate swaps. Should interest rates decrease from September 30, 2011 levels, the expense may increase in the event the swaps are called.

Changing interest rates may decrease our earnings and asset values.

Management is unable to accurately predict future market interest rates, which are affected by many factors, including, but not limited to inflation, recession, changes in employment levels, changes in the money supply and domestic and international disorder and instability in domestic and foreign financial markets. Changes in the interest rate environment may reduce CFC’s profits. Net interest income is a significant component of our net income, and consists of the difference, or spread, between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. Although certain interest-earning assets and interest-bearing liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates. In addition, residential mortgage loan origination volumes are affected by market interest rates on loans; rising interest rates generally are associated with a lower volume of loan originations, while falling interest rates are usually associated with higher loan originations. Our ability to generate gains on sales of mortgage loans is significantly dependent on the level of originations. Cash flows are affected by changes in market interest rates. Generally, in rising interest rate environments, loan prepayment rates are likely to decline, and in falling interest rate environments, loan prepayment rates are likely to increase. A majority of our commercial, commercial real estate and multi-family residential real estate loans are adjustable rate loans and an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations, especially borrowers with loans that have adjustable rates of interest. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, loan volume, asset quality, value of loans held for sale and cash flows, as well as the market value of our securities portfolio and overall profitability.

CFC and CFBank operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

CFC and CFBank are subject to extensive regulation, supervision and examination by our Regulators. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of CFBank. The regulation and supervision by our Regulators are not intended to protect the interests of investors in CFC common stock. Regulators have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and cash flows.

Regulatory reform may have a material impact on our operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act which could impact the performance of CFC and CFBank in future periods. The Dodd-Frank Act included numerous provisions intended to strengthen the financial industry, enhance consumer protection, expand disclosures and provide for transparency. Some of these provisions included changes to FDIC insurance coverage, which included a permanent increase in the coverage to $250,000 per depositor. Additional provisions created a Bureau of Consumer Financial Protection, which is authorized to write rules on all consumer financial products. Still other provisions created a Financial Stability Oversight Council, which is not only empowered to determine the entities that are systemically significant and therefore require more stringent regulations, but is also charged with reviewing, and when appropriate, submitting, comments to the Securities and Exchange Commission (SEC) and Financial Accounting Standards Board with respect to existing or proposed accounting principles, standards or procedures. Further, the Dodd-Frank Act retained the thrift charter and merged the OTS, the former regulator of CFC and CFBank, into the OCC, and CFC is now regulated by the Board of Governors of the Federal Reserve System. The aforementioned are only a few of the numerous provisions included in the Dodd-Frank Act. The overall impact of the entire Dodd-Frank Act will not be known until the full implementation is completed, but the possibility of significant additional compliance costs exists, and the Dodd-Frank Act consequently may have a material adverse impact on our operations.

We face strong competition from other financial institutions, financial services companies and other organizations offering services similar to those offered by us, which could result in our not being able to sustain or grow our loan and deposit businesses.

We conduct our business operations primarily in Summit, Columbiana and Franklin Counties, Ohio, and make loans generally throughout Ohio. Increased competition within these markets may result in reduced loan originations and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the types of loans and banking services that we offer. These competitors include other savings associations, community banks, regional banks and money center banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. Our competitors with greater resources may have a marketplace advantage enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns.

Additionally, financial intermediaries not subject to bank regulatory restrictions and banks and other financial institutions with larger capitalization have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions, particularly to the extent they are more diversified than we are, may be able to offer the same loan products and services that we offer at more competitive rates and prices. If we are unable to attract and retain banking clients, we may be unable to sustain current loan and deposit levels or increase our loan and deposit levels, and our business, financial condition and future prospects may be negatively affected.

Provisions in CFC’s Amended and Restated Certificate of Incorporation and statutory provisions could discourage a hostile acquisition of control.

CFC’s Amended and Restated Certificate of Incorporation contains certain provisions that could discourage non-negotiated takeover attempts that certain stockholders might deem to be in their interests or through which stockholders might otherwise receive a premium for their shares over the then current market price and that may tend to perpetuate existing management. These provisions include: the classification of the terms of the members of the board of directors; supermajority provisions for the approval of certain business combinations; elimination of cumulative voting by stockholders in the election of directors; certain provisions relating to meetings of stockholders; and provisions allowing the board of directors to consider nonmonetary factors in evaluating a business combination or a tender or exchange offer. The provisions in CFC’s Amended and Restated Certificate of Incorporation requiring a supermajority vote for the approval of certain business combinations and containing restrictions on acquisitions of CFC’s equity securities provide that the supermajority voting requirements or acquisition restrictions do not apply to business combinations or acquisitions meeting specified board of directors’ approval requirements. The Amended and Restated Certificate of Incorporation also authorizes the issuance of 1,000,000 shares of preferred stock, as well as 50,000,000 shares of common stock. These shares could be issued without further stockholder approval on terms or in circumstances that could deter a future takeover attempt.

The Amended and Restated Certificate of Incorporation restricts the ability of an acquirer to vote more than 10% of our outstanding common stock. Federal banking laws contain various restrictions on acquisitions of control of savings associations and their holding companies.

The Amended and Restated Certificate of Incorporation, as well as certain provisions of state and federal law, may have the effect of discouraging or preventing a future takeover attempt in which stockholders of CFC otherwise might receive a substantial premium for their shares over then current market prices.

We rely, in part, on external financing to fund our operations, and any lack of availability of such funds in the future could adversely impact our business strategies and future prospects.

We rely on deposits, FHLB advances and other borrowings to fund our operations. We believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of existing deposits will remain with CFBank. As a result of CFBank’s Cease and Desist Order, we are generally prohibited from using brokered deposits or above-market pricing of deposits to retain deposits or increase funding. Certificate of Deposit

Account Registry Service® (CDARS) balances are considered brokered deposits by regulation. Brokered deposits, including CDARS balances, totaled $56.4 million at September 30, 2011.

CFBank’s borrowing capacity from the FHLB decreased in 2010 and 2011 primarily due to increased collateral requirements as a result of the credit performance of CFBank’s loan portfolio, tightening of overall credit policies by the FHLB and a decline in eligible collateral due to a reduction in new loan originations. In May 2011, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank is only eligible for future advances with a maximum maturity of one year. CFBank is only eligible to borrow under the Federal Reserve Bank’s (FRB) secondary credit program, which involves a higher level of administration. For example, each borrowing request must be individually underwritten and approved by the FRB, CFBank’s collateral is automatically reduced by 10% and the cost of borrowings is 50 basis points higher than under the primary credit program. FRB borrowings are limited to short-term, overnight funding, and are not be available to CFBank for longer term funding needs. Future deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, tightening of overall credit policies by the FHLB or FRB, or a decline in the balances of pledged collateral may further reduce CFBank’s borrowing capacity.

CFC previously issued subordinated debentures in connection with the issuance of trust preferred securities to raise additional capital to fund operations. We may seek additional debt or equity capital in the future to achieve our long-term business objectives. However, pursuant to the CFC Cease and Desist Order, CFC may not incur, issue, renew, or roll over or pay interest or principal on any debt, other than liabilities that are incurred in the ordinary course of business to acquire goods and services, and may not increase any lines of credit or guarantee the debt of any entity without the prior non-objection of the Regulators. As a result of these and other factors, our business strategies and future prospects could be adversely impacted.

CFC may not rely on dividends from CFBank for any of CFC’s liquidity needs.

CFC is significantly dependent on dividends from CFBank to provide the liquidity necessary to meet its obligations. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Pursuant to the CFBank Cease and Desist Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving the prior written approval of our Regulators. Future dividend payments by CFBank to CFC would be based on future earnings and regulatory approval. The payment of dividends from CFBank to CFC is not likely to be approved by Regulators while CFBank is suffering significant losses. As a result of the current level of problem assets, the continuing depressed economy and the longer periods of time necessary to workout problem assets in the current economy, there is uncertainty surrounding CFBank’s future ability to pay dividends to CFC. If CFBank is unable to pay dividends, CFC may not have the funds to be able to service its debt, pay its other obligations or pay dividends on CFC’s common stock, which could have a material adverse impact on our financial condition, liquidity and the value of your investment in our common stock.

CFC’s available cash at September 30, 2011 is sufficient to cover operating expenses, at their current level, for approximately 8 months. The Board of Directors elected to defer scheduled dividend payments related to the Preferred Stock beginning with the November 15, 2010 payment, and the interest payments on the subordinated debentures beginning with the December 30, 2010 payment, in order to preserve cash. CFC expects that the Board of Directors will also elect to defer future payments until CFC is recapitalized and, pursuant to the CFC Cease and Desist Order, CFC may not pay dividends on the Preferred Stock or interest on the subordinated debentures without the prior written notice to and written non-objection from the Regulators.

Our continued participation in the TARP Capital Purchase Program may act to depress the market value of CFC’s common stock and hinder our ability to retain and attract well-qualified executives.

Pursuant to the terms of the securities purchase agreement between CFC and Treasury, the ability to declare or pay dividends on any of CFC’s common stock is limited to $0.05 per share per quarter. In addition, CFC is not permitted to declare or pay dividends on common stock if CFC is in arrears on the payment of dividends on the Preferred Stock. In addition, our ability to repurchase outstanding common stock is restricted. The restriction on CFC’s ability to pay dividends may depress the market price of CFC’s common stock.

As a participant under the TARP Capital Purchase Program, CFC and CFBank must comply with the executive compensation and corporate governance standards imposed by statute and the TARP compensation standards for as long as Treasury holds any securities acquired from CFC under this program. The restrictions on CFC’s and CFBank’s ability to compensate senior executives in relation to executive compensation at companies that are not recipients of TARP funds may limit our ability to retain and recruit senior executives.

Our participation in the TARP Capital Purchase Program could adversely affect our financial condition and results of operations.

Treasury’s ability to change the terms, rules or requirements of the TARP Capital Purchase Program in the future could adversely affect our financial condition and results of operations.

If we are unable to redeem the Preferred Stock after five years, the cost of this capital will increase substantially.

If we are unable to redeem the Preferred Stock prior to February 14, 2014, the annual dividend rate on the Preferred Stock will increase substantially beginning on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the Preferred Stock could have a material negative effect on liquidity and results of operations.

The Preferred Stock reduces net income available to holders of CFC’s common stock and earnings per share of common stock, and the Warrant issued to Treasury may be dilutive to holders of CFC’s common stock.

While the additional capital we raised through the TARP Capital Purchase Program provides further funding for our business, our participation has increased the number of diluted outstanding common shares and carries a preferred dividend. The dividends accrued and the accretions of discount on the Preferred Stock reduce the net income available to holders of CFC’s common stock and earnings per common share. Additionally, the ownership interest of the existing holders of CFC’s common stock will be diluted to the extent the Warrant, issued to Treasury in conjunction with the sale to Treasury of the Preferred Stock, is exercised. The common stock underlying the Warrant represented approximately 7.5% of total common shares outstanding as of September 30, 2011. Although Treasury has agreed not to vote any of the common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant, or of any common stock acquired upon exercise of the Warrant, would not be bound by this restriction.

We may need to raise additional capital in the future, but that capital may not be available when we need it. Any additional securities issued in a capital raising transaction would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

The Regulators are requiring CFBank to raise its tier one (core) capital and total risk-based capital ratios to 8.0% and 12.0%. Even if the stock offering is successful, we may at some point need to raise additional capital, through offerings of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock, to maintain these required capital ratios and to support our operations and any future growth, as well as to protect against the impact of any further deterioration in our loan portfolio. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time and on our financial performance. The volatility and disruption in the capital and credit markets associated with the current economic environment have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If the level of market disruption and volatility continue or worsen, our ability to raise additional capital may be disrupted. If we cannot raise additional capital when needed, our results of operations and financial condition may be adversely affected, and our Regulators may subject CFBank to further regulatory enforcement action.

Under our Amended and Restated Certificate of Incorporation, we have additional authorized shares of common stock and preferred stock that we can issue from time to time at the discretion of our Board of Directors, without further action by the stockholders, except where stockholder approval is required by law or Nasdaq requirements.

The issuance of any additional shares of common stock, preferred stock or convertible securities could be substantially dilutive to holders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series; therefore, our stockholders may not be permitted to invest in future issuances of our common stock and as a result would be diluted.

Risks Related to the Stock Offering

The current trading price of our common stock is less than the $1.00 purchase price per share in the stock offering.

Our common stock is traded on Nasdaq under the ticker symbol “CFBK,” and the last reported sales price of our common stock on Nasdaq on February 8, 2012 was $0.68 per share. The purchase price per share of our common stock in the stock offering is $1.00 per share. This price was arrived at pursuant to negotiation between CFC and Timothy T. O’Dell, as the representative of the Standby Purchasers. CFC did not obtain a fairness opinion regarding the purchase price of our common stock in the stock offering. No assurance can be given that you will be able to sell any shares you purchase in the stock offering at or above the $1.00 per share purchase price.

The future price of the shares of common stock may be less than the $1.00 purchase price per share in the stock offering.

If you purchase shares of common stock in the rights offering or public offering, if any, you may not able to sell them later at or above the $1.00 purchase price. The actual market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights in the rights offering, you may not revoke them. If you exercise your subscription rights and, afterwards, the public trading market price of our shares of common stock remains below the $1.00 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and would have an immediate unrealized loss. Our common stock is traded on Nasdaq under the ticker symbol “CFBK,” and the last reported sales price of our common stock on Nasdaq on February 8, 2012 was $0.68 per share. We cannot assure you that the market price of our shares of common stock will not decline after you exercise your subscription rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price.

The subscription price determined for the stock offering is not an indication of the fair value of our common stock.

Our Board of Directors has not elected to receive a fairness opinion with respect to the consideration to be paid to CFC prior to the closing of the stock offering. In determining the subscription price, the Board of Directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering; historical and current trading prices for our common stock; the need for liquidity and capital; negotiations with the Standby Purchasers; and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status. The $1.00 per share subscription price is not necessarily related to our book value or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus, our shares of common stock may continue to trade at prices below the subscription price.

The stock offering may reduce your percentage ownership in CFC.

If you choose not to exercise your basic subscription rights in full, your ownership interest in CFC will be diluted as a result of the stock offering. Even if you fully exercise your basic subscription rights, but do not exercise a certain level of over-subscription rights, you may experience dilution as a result of the sale of shares to the Standby Purchasers, who have agreed to acquire from us 5,035,000 shares of common stock. Assuming that we sell the maximum number of shares in the stock offering and that existing stockholders do not exercise any basic subscription rights, the purchase by the Standby Purchasers and the sale of shares in the stock offering will dilute your ownership interest by up to 87.9%.

After the consummation of the stock offering, a significant amount of our common stock will be concentrated in the hands of the Standby Purchasers. Your interests may not be the same as the interests of the Standby Purchasers.

Upon the completion of the stock offering, the Standby Purchasers will own approximately 18.9% of our common stock at the minimum, and 14.8% of our common stock at the maximum of the offering range. In addition, subject to receipt of Regulatory approval, we have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the Board of Directors of CFC and CFBank and to appoint Mr. O’Dell and Mr. Perry as Chief Executive Officer and President, respectively. As a result, the Standby Purchasers will have the ability to significantly influence, along with our existing directors, matters generally requiring stockholder approval. These matters include the election of directors and the approval of significant corporate transactions, including potential mergers, consolidations or sales of all or substantially all of our assets. Your interests as a holder of the common stock may differ from the interests of the Standby Purchasers.

You may not revoke your exercise of subscription rights; we may terminate the rights offering.

Once you have exercised your subscription rights, you may not revoke your exercise even if you learn information about us that you consider to be unfavorable. We may terminate the rights offering at our discretion, including without limitation if we fail to sell at least 17,465,000 shares (excluding the sale of 5,035,000 shares to the Standby Purchasers) and raise at least $16.5 million in net proceeds in the stock offering. If we terminate the rights offering, none of CFC, the subscription/escrow agent or their respective directors or officers will have any obligation to you with respect to the rights except to return any payment received by the subscription/escrow agent, without interest.

You will not be able to sell the shares you buy in the stock offering until your account is credited with the shares of common stock.

If you purchase shares of our common stock in the stock offering, we will mail you a confirmation that the shares have been credited to you in book-entry form as soon as practicable. No stock certificates will be issued. If your shares are held by a custodian bank, broker, dealer or other nominee and you purchase shares of our common stock, your account with your nominee will be credited with the shares of common stock you purchased. Until your account is credited, you may not be able to sell your shares, even though the common stock issued will be listed for trading on Nasdaq. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

Although publicly traded, our common stock has substantially less liquidity than the average liquidity of stocks listed on Nasdaq.

Although our common stock is listed for trading on Nasdaq, our common stock has substantially less liquidity than the average liquidity for companies listed on Nasdaq. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This marketplace depends on the individual decisions of investors and general economic and market conditions over which we have no control. This limited market may affect your ability to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price of our common stock. For these reasons, our common stock should not be viewed as a short-term investment.

The market price of our common stock may fluctuate in the future, and this volatility may be unrelated to our performance. General market price declines or overall market swings in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our common stock may not be eligible for continued listing on Nasdaq.

On July 13, 2011 the Company received notice from Nasdaq that it does not comply with the minimum bid price requirement for continued listing on Nasdaq. The Company has until July 9, 2012 to regain compliance with this requirement. While our Board of Directors has received stockholder approval to affect a reverse stock split in a ratio of up to five old shares for one new share, it is possible that the public trading price of our common stock could nevertheless fail to meet the minimum requirements necessary to maintain our listing on Nasdaq.

We have broad discretion in the use of proceeds of the stock offering.

Other than an investment in CFBank, we have not designated the anticipated net proceeds of the stock offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of the stock offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

CFC could, as a result of the stock offering, including the shares issued to the Standby Purchasers, and/or future investments in our common stock by holders of 5% or more of our common stock, experience an “ownership change” for tax purposes that could cause CFC to permanently lose a significant portion of its net operating loss carry-forwards, or reduce the annual amount that can be recognized to offset future income.

As of December 31, 2010, CFC had no net deferred tax asset reflected on its balance sheet. In the event an “ownership change” does not occur, CFC could have available up to $13.2 million (as of December 31, 2010) in net operating loss carry-forwards which could be used to reduce taxes due on future income.

Even if these transactions do not cause CFC to experience an “ownership change,” these transactions materially increase the risk that CFC could experience an “ownership change” in the future. As a result, issuances or sales of common stock or other securities in the future (including common stock issued to the Standby Purchasers), or certain other direct or indirect changes in ownership, could result in an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended (the Code). In the event an “ownership change” was to occur, CFC could realize a permanent loss, and/or a reduction of the annual amount that can be recognized to offset future income, of a significant portion of its net operating loss carry-forwards.

CFC established a valuation allowance against its U.S. federal deferred tax assets as of December 31, 2009, because CFC believed, based on its analysis as of that date, that it was not more likely than not that all of these assets would be realized. Section 382 of the Code imposes restrictions on the use of a corporation’s net operating losses, certain recognized built-in losses and other carryovers after an “ownership change” occurs. An “ownership change” is generally a greater than 50 percentage point increase by certain “5% stockholders” during the testing period, which is generally the three year-period ending on the transaction date. Upon an “ownership change,” a corporation generally is subject to an annual limitation on its pre-change losses and certain recognized built-in losses equal to the value of the corporation’s market capitalization immediately before the “ownership change” multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation is increased each year to the extent that there is an unused limitation in a prior year. Since U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation also effectively provides a cap on the cumulative amount of pre-change losses and certain recognized built-in losses that may be utilized. Pre-change losses and certain recognized built-in losses in excess of the cap are effectively lost.

The relevant calculations under Section 382 of the Code are technical and highly complex. Prospective investors in our common stock should consult with their own tax advisors regarding the potential effects of the stock offering on CFC’s net operating loss carry-forwards. The loss of these net operating loss carry-forwards would have a material adverse effect on CFC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our selected consolidated financial data is presented below as of and for the nine months ended September 30, 2011and September 30, 2010, and as of and for the years ended December 31, 2006 through 2010. Our selected consolidated financial data presented below as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, are derived from our audited financial statements and related notes incorporated by reference in this prospectus. Selected consolidated financial data as of December 31, 2008, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007 has been derived from our audited consolidated financial statements. Our selected consolidated financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 are derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, such amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the nine months ended September 30, 2011 are not necessarily indicative of our results of operations that may be expected for any future period.

	At September 30, 2011	At December 31,
		2010	2009	2008	2007	2006
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$265,388	$275,232	$273,742	$277,781	$279,582	$236,028
Cash and cash equivalents	63,816	34,275	2,973	4,177	3,894	5,403
Securities available for sale	20,024	28,798	21,241	23,550	28,398	29,326
Loans held for sale	2,262	1,953	1,775	284	457	2,000
Loans, net(1)	158,496	190,767	232,003	234,924	230,475	184,695
Allowance for loan losses	6,955	9,758	7,090	3,119	2,684	2,109
Nonperforming assets	7,650	14,566	13,234	2,412	574	297
Foreclosed assets	2,370	4,509	—	—	86	—
Other intangible assets	99	129	169	—	—	—
Deposits	226,744	227,381	211,088	207,647	194,308	167,591
FHLB advances	15,742	23,942	32,007	29,050	49,450	32,520
Subordinated debentures	5,155	5,155	5,155	5,155	5,155	5,155
Total stockholders’ equity	11,431	15,989	23,227	33,075	27,379	29,085

	Nine Months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands)
Summary of Operations:
Total interest income	$7,508	$9,711	$12,617	$14,446	$16,637	$17,523	$13,654
Total interest expense	2,676	3,245	4,183	5,947	7,935	9,795	6,889

Net interest income	4,832	6,466	8,434	8,499	8,702	7,728	6,765
Provision for loan losses	2,256	7,303	8,468	9,928	917	539	820

Net interest income (loss) after provision for loan losses	2,576	(837)	(34)	(1,429)	7,785	7,189	5,945
Noninterest income:
Net gain (loss) on sale of securities	232	468	468	—	54	—	(5)
Other	572	922	1,326	1,377	894	728	828

Total noninterest income	804	1,390	1,794	1,377	948	728	823
Noninterest expense	7,446	6,425	8,432	8,262	7,749	7,997	6,849

Income (loss) before income taxes	(4,066)	(5,872)	(6,672)	(8,314)	984	(80)	(81)
Income tax expense (benefit)	—	8	198	1,577	261	(63)	(44)

Net income (loss)	$(4,066)	$(5,880)	$(6,870)	$(9,891)	$723	$(17)	$(37)

Net income (loss) available to common stockholders	$(4,383)	$(6,187)	$(7,280)	$(10,298)	$694	$(17)	$(37)

(See footnotes on next page)

	At or for the Nine Months
	ended September 30,		At or for the Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Selected Financial Ratios and Other Data:
Performance Ratios: (2)
Return on average assets	(1.94%)	(2.74%)	(2.41%)	(3.45%)	.26%	(.01%)	(.02%)
Return on average equity	(40.61%)	(38.50%)	(35.52%)	(32.95%)	2.68%	(.06%)	(.12%)
Average yield on interest-earning assets (3)	3.87%	4.87%	4.76%	5.32%	6.38%	7.23%	6.84%
Average rate paid on interest-bearing liabilities	1.47%	1.78%	1.73%	2.50%	3.38%	4.50%	4.00%
Average interest rate spread (4)	2.40%	3.09%	3.03%	2.82%	3.00%	2.73%	2.84%
Net interest margin, fully taxable equivalent (5)	2.49%	3.25%	3.18%	3.13%	3.34%	3.19%	3.39%
Interest-earning assets to interest-bearing liabilities	106.67%	109.69%	109.74%	114.59%	111.33%	111.47%	115.83%
Efficiency ratio (6)	116.15%	86.56%	85.98%	83.60%	80.75%	94.57%	90.20%
Noninterest expense to average assets	3.55%	2.99%	2.96%	2.88%	2.79%	3.08%	3.20%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	125.00%	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	4.31%	5.77%	5.81%	8.48%	11.91%	9.79%	12.32%
Average equity to average assets	4.78%	7.11%	6.79%	10.47%	9.72%	10.81%	13.89%
Tangible capital ratio (7)	5.55%	6.58%	6.59%	8.87%	9.16%	8.48%	9.79%
Core capital ratio (7)	5.55%	6.58%	6.59%	8.87%	9.16%	8.48%	9.79%
Total risk-based capital ratio (7)	10.41%	10.53%	10.68%	11.72%	11.58%	11.01%	12.55%
Tier 1 risk-based capital ratio (7)	9.13%	9.25%	9.41%	10.46%	10.51%	9.89%	11.49%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	3.19%	5.02%	5.02%	5.54%	1.01%	.21%	.16%
Nonperforming assets to total assets (9)	2.88%	4.54%	5.29%	4.83%	.87%	.21%	.13%
Allowance for loan losses to total loans	4.20%	4.73%	4.87%	2.97%	1.31%	1.15%	1.13%
Allowance for loan losses to nonperforming loans (8)	131.72%	94.20%	97.03%	53.57%	129.31%	550.00%	710.10%
Net charge-offs (recoveries) to average loans	3.70%	2.58%	2.63%	2.47%	.20%	(.02%)	.13%

Per Share Data:
Basic earnings (loss) per common share	$(1.06)	$(1.51)	$(1.77)	$(2.51)	$0.16	$—	$(0.01)
Diluted earnings (loss) per common share	(1.06)	(1.51)	(1.77)	(2.51)	0.16	—	(0.01)
Dividends declared per common share	—	—	—	—	0.20	0.28	0.36
Tangible book value per common share at end of period	1.02	2.27	2.13	3.91	6.36	6.17	6.40

(1)	Loans, net represents the recorded investment in loans net of the allowance for loan and lease losses.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a tax equivalent basis using the federal income tax rate of 34%.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(6)	The efficiency ratio equals noninterest expense (excluding amortization of intangibles and foreclosed assets expense) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).
(7)	Regulatory capital ratios of CFBank.
(8)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due and excludes troubled debt restructurings performing in accordance with their modified terms for which CFBank continues or has resumed the accrual of interest.
(9)	Nonperforming assets consist of nonperforming loans and foreclosed assets.

n/m—not meaningful

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in, or incorporated by reference into this prospectus that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of CFC’s or CFBank’s management or Boards of Directors; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements. Words such as “estimate,” “strategy,” “may,” “believe,” “anticipate,” “expect,” “predict,” “will,” “intend,” “plan,” “targeted,” and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements. The following factors could cause such differences:

•

a continuation of current high unemployment rates and difficult economic conditions or adverse changes in general economic conditions and economic conditions in the markets we serve, any of which may affect, among other things, our level of nonperforming assets, charge-offs, and provision for loan loss expense;

•	changes in interest rates that may reduce net interest margin and impact funding sources;

•	our ability to maintain sufficient liquidity to continue to fund our operations;

•	our ability to reduce our high level of nonperforming assets and operating expenses;

•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;

•	the possibility of other-than-temporary impairment of securities held in our securities portfolio;

•

results of examinations of CFC and CFBank by the Regulators, including the possibility that the Regulators may, among other things, require CFBank to increase its allowance for loan losses or write-down assets;

•	our ability to meet the requirements of the CFC and CFBank Cease and Desist Orders issued by Regulators;

•

the uncertainties arising from CFC’s participation in the TARP Capital Purchase Program, including the impact on employee recruitment and retention and other business and practices, and uncertainties concerning the potential redemption by us of Treasury’s preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption;

•	changes in tax laws, rules and regulations;

•	various monetary and fiscal policies and regulations, including those determined by the Fed, the FDIC and the OCC;

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;

•	our ability to grow our core businesses;

•	technological factors which may affect our operations, pricing, products and services;

•	unanticipated litigation, claims or assessments; and

•	management's ability to manage these and other risks.

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. CFC believes it has chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The forward-looking statements included in this report speak only as of the date of the report. We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, except to the extent required by law.

USE OF PROCEEDS

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the stock offering will be until the stock offering is completed, we estimate that the aggregate net proceeds from the stock offering, after deducting estimated offering expenses, will be between $21.3 million and $28.4 million. We intend to invest $13.5 million of the net proceeds in CFBank to improve its regulatory capital position and to retain the remainder of the net proceeds. The net proceeds we retain may be used for general corporate purposes. Other than an investment in CFBank, we currently have no arrangements or understandings regarding any specific use of proceeds.

The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses will increase if shares of common stock not purchased in the rights offering are sold in the public offering of shares.

MARKET FOR THE COMMON STOCK AND DIVIDEND INFORMATION

CFC’s common stock trades under the symbol “CFBK” on Nasdaq. CFC had 4,128,198 shares of common stock outstanding and approximately 508 holders of record at February 8, 2012. On February 8, 2012, the most recent practicable date before the date of this prospectus, the closing price of our common stock as reported on Nasdaq was $0.68 per share.

Regulations applicable to all federal savings banks, such as CFBank, limit the dividends that may be paid by CFBank to CFC. Any dividends paid may not reduce CFBank’s capital below minimum regulatory requirements. Pursuant to the CFBank Cease and Desist Order, CFBank may not declare or pay a dividend without receiving prior Regulatory approval.

There were no quarterly cash dividends declared on CFC’s outstanding common stock during the years ended December 31, 2011, 2010 or 2009. Pursuant to the CFC Cease and Desist Order, CFC may not declare or pay a dividend, or repurchase or redeem its capital stock, without receiving prior Regulatory approval.

The following table sets forth, for the periods indicated, the high and low sales prices per share of CFC’s common stock as reported on Nasdaq.

	High	Low	Dividends
Year ending December 31, 2012
First quarter (through February 8)	$0.80	$0.61	$—

Year ended December 31, 2011
Fourth quarter	$1.00	$0.61	$—
Third quarter	$1.05	$0.66	$—
Second quarter	1.53	0.53	—
First quarter	2.26	0.51	—

Year ended December 31, 2010
Fourth quarter	$1.25	$0.45	$—
Third quarter	1.70	0.88	—
Second quarter	2.00	1.19	—
First quarter	1.87	0.83	—

Year ended December 31, 2009
Fourth quarter	$2.60	$1.05	$—
Third quarter	3.00	1.85	—
Second quarter	3.50	2.26	—
First quarter	3.45	2.00	—

CAPITALIZATION

The following table presents our historical consolidated capitalization at September 30, 2011 and our pro forma consolidated capitalization after giving effect to the sale and receipt of net proceeds at the minimum and maximum of the offering range of the stock offering. The table also sets forth the historical regulatory capital ratios of CFBank at September 30, 2011 and the pro forma regulatory capital ratios of CFBank assuming the receipt by CFBank of $13.5 million of net proceeds (further assuming that 75.0% of the proceeds received by CFBank were invested in assets with a risk weighting of 20%.)

			Pro Forma Capitalization Based Upon the Sale of
(Dollars in thousands, except per share data)	Capitalization at September 30, 2011	Regulatory Capital Required by CFBank Cease and Desist Order	Minimum of Stock Offering Range: 22,500,000 Shares at $1.00 Per Share	Maximum of Stock Offering Range: 30,000,000 Shares at $1.00 Per Share
Stockholders’ equity:
Serial preferred stock, $.01 par value, 1,000,000 shares authorized, 7,225 issued	$7,107		$7,107	$7,107
Common stock $0.01 par value, 50,000,000 shares authorized; shares to be issued as reflected (1)	47		272	347

Common stock warrants (2)	217		1,940	2,515
Additional paid-in capital	27,575		46,921	53,359
Retained earnings (accumulated deficit)	(20,696)		(20,696)	(20,696)
Accumulated other comprehensive income	426		426	426
Treasury stock, at cost	(3,245)		(3,245)	(3,245)

Total stockholders’ equity	$11,431		$32,725	$39,813

Total shares outstanding	4,127,798		26,627,798	34,127,798
Total stockholders’ equity as a percentage of total assets (all tangible)	4.27%		11.38%	13.52%
Tangible book value per common share	$1.02		$0.96	$0.96

Regulatory capital ratios of CFBank:
Tangible capital ratio	5.55%	N/A	10.16%	10.16%
Core capital ratio	5.55%	8.00%	10.16%	10.16%
Total risk-based capital ratio	10.41%	12.00%	18.22%	18.22%
Tier 1 risk-based capital ratio	9.13%	N/A	16.98%	16.98%

(1)

The number of shares of common stock to be outstanding after the stock offering is based on the number of shares outstanding as of September 30, 2011 and excludes 223,280 shares of our common stock issuable upon exercise of outstanding options on such date, at a weighted average exercise price of $4.84, and the additional warrant issued to Treasury in connection with the issuance of Preferred Stock under the TARP program. The number of shares of common stock outstanding does not include 400 shares issued upon the exercise of options on November 30, 2011.

(2)

The warrants to be outstanding after the stock offering are based on the Warrant issued to Treasury in connection with the issuance of Preferred Stock under the TARP program which was outstanding as of September 30, 2011 and the allocated fair value of 7,500,000 and 10,000,000 warrants to be issued at the minimum and maximum of the stock offering range, respectively.

SUBSCRIPTIONS BY CURRENT DIRECTORS AND EXECUTIVE OFFICERS AND PROPOSED NEW DIRECTORS AND EXECUTIVE OFFICERS

Our current directors and executive officers, together with their affiliates, intend to purchase approximately 258,500 shares in the rights offering. The purchase price paid by our current directors and executive officers, together with their affiliates, will be $1.00 per share, the same price paid by all other persons who purchase shares of our common stock in the rights offering. Following the stock offering, our current directors and executive officers, together with their affiliates, are expected to own approximately 466,823 shares of common stock, or between 1.8% and 1.4% of our total outstanding shares of common stock, assuming the sale at the minimum and maximum of the offering range, respectively. Following the stock offering, our current directors and five new directors and executive officers are expected to own approximately 2,766,823 shares of common stock, or between 10.4% and 8.1% of our total outstanding shares of common stock, assuming the sale at the minimum and maximum of the offering range, respectively. The following table shows the existing ownership and intended purchases of our current directors and executive officers and five new directors and executive officers.

	Existing Ownership	Intended Purchase
	Number of Shares
Current Directors and Executive Officers
Jerry F. Whitmer, Current Chairman of the Board, Director	8,000	100,000
Jeffrey W. Aldrich, Director	25,596	15,000
Thomas P. Ash, Director	26,478	20,000
William R. Downing, Director	34,192	75,000
Gerry W. Grace, Director	47,307	15,000
Eloise L. Mackus, Current Chief Executive Officer, General Counsel and Secretary	36,250	25,000
Therese A. Liutkus, Current President, Treasurer and Chief Financial Officer	27,000	5,000
Other current executive officers	3,500	3,500

All current directors and executive officers as a group (9 persons)	208,323	258,500

Proposed New Directors and Executive Officers
Robert E. Hoeweler, Proposed New Chairman of the Board, Director	—	150,000
James Howard Frauenberg, II, Proposed New Director	—	500,000
Donal Malenick, Proposed New Director	—	400,000
Timothy T. O’Dell, Proposed New Director, Chief Executive Officer	—	500,000
Thad R. Perry, Proposed New Director, President	—	750,000

All proposed new directors and executive officers as a group (5 persons)	—	2,300,000

All current and proposed new directors and executive officers as a group (14 persons)	208,323	2,558,500

MANAGEMENT

Information regarding our existing management is set forth in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 31, 2011 and incorporated herein by reference. See “Incorporation by Reference.” Additional information regarding director and executive officer compensation for 2011 is set forth below.

Directors’ Compensation

Directors’ Fees. Each director is paid an annual retainer in the amount of $15,000, which includes a retainer of $3,000 for service as a director of CFC and a retainer of $12,000 for service as a director of CFBank. The Chairman of the Board receives an additional $9,500 per year, and the Audit Committee Chairman, who is also the Committee’s financial expert, receives an additional $3,000 per year. The Chairman of the Board received an additional $90,000 during 2011.

Stock Based Compensation Plans. CFC maintains the 2009 Equity Compensation Plan for the benefit of employees and outside directors of CFC and CFBank. For more information on this plan, see Note 15 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2010.

Director Compensation Table. The following table summarizes compensation paid to each director who was not a named executive officer during the year ended December 31, 2011.

	Director Compensation for 2011
Name	Fees Earned or Paid in Cash ($) (1)	All Other Compensation ($) (2) (3)	Total ($)
Jerry F. Whitmer	$114,500	$100	$114,600

Jeffrey W. Aldrich	15,000	3,437	18,437

Thomas P. Ash	18,000	1,427	19,427

William R. Downing	15,000	100	15,100

Gerry W. Grace	15,000	100	15,100

(1)	The “Fees Earned” column for Mr. Ash includes $3,000 in fees related to service as the Audit Committee Chairman, and for Mr. Whitmer, $99,500 in fees related to service as Chairman of the Board.
(2)	The amounts shown in the “All Other Compensation” column include costs associated with life insurance benefits of $3,337 for Mr. Aldrich and $1,327 for Mr. Ash.
(3)	The amounts shown in the “All Other Compensation” column include a $100 holiday bonus for each named director.

As of December 31, 2011, each director had a total of 5,000 options outstanding. No director held any unvested option or restricted stock awards. No stock or option awards were granted in 2011.

Compensation of Executive Officers

Summary Compensation Table. The following table summarizes compensation for our Chief Executive Officer and our two most highly compensated executive officers other than the CEO for the years ended December 31, 2011 and 2010.

Summary Compensation Table for 2011
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Eloise L. Mackus	2011	$180,000	$100	$—	$—	$2,700	$182,800
Chief Executive Officer, General Counsel and Corporate Secretary	2010	159,167	—	21,750	7,597	2,248	190,762
Therese A. Liutkus	2011	175,000	100	—	—	2,625	177,725
President, Treasurer and	2010	154,167	—	21,750	7,597	1,417	184,931
Chief Financial Officer
John S. Lawell	2011	105,000	15,800	—	—	2,414	123,214
Senior Vice President, Operations,	2010	99,583	—	—	1,211	1,994	102,788
CFBank

(1)

The amounts included in the “Stock Awards” column represent the aggregate grant date fair value of awards granted during the year related to non-option stock awards, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions we used to calculate the value of non-option stock awards, see Note 15 to our consolidated financial statements on pages 62-63 of our annual report on Form 10-K for the year ended December 31, 2010.

(2)

The amount included in the “Option Awards” column represents the aggregate grant date fair value of awards granted during the year related to stock options, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions we used to calculate the value of option awards, see Note 15 to our consolidated financial statements on pages 62-63 of our annual report on Form 10-K for the year ended December 31, 2010.

(3)	The amounts shown in the “All Other Compensation” column represent employer matching contributions to the 401(k) plan.

Outstanding Equity Awards at Fiscal Year End. The following table shows information regarding equity awards outstanding to our named executive officers as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End for 2011
	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)

Eloise L. Mackus	7,000		$12.70	7/7/13	10,000	$6,200
	7,500		12.60	4/15/14
	3,000		10.42	5/19/15
	1,750		7.35	2/15/17
	4,000		4.03	3/20/18
	10,000		3.29	10/16/18
	5,000	10,000	1.45	7/15/20

Therese A. Liutkus	7,000		13.76	3/18/14	10,000	6,200
	7,500		12.60	4/15/14
	3,000		10.42	5/19/15
	1,250		7.35	2/15/17
	3,250		4.03	3/20/18
	8,500		3.29	10/16/18
	5,000	10,000	1.45	7/15/20

John S. Lawell	3,000		12.60	4/15/14	—	—
	3,000		10.42	5/19/15
	1,000		7.35	2/15/17
	2,250		4.03	3/20/18
	2,500		3.29	10/16/18
	2,000	4,000	0.63	12/16/20

(1)	The unexercisable Option Awards as of December 31, 2011 have a vesting date or will vest as follows:

Date	Ms. Mackus	Ms. Liutkus	Mr. Lawell
6/30/12	5,000	5,000	—
11/30/12	—	—	2,000
6/30/13	5,000	5,000	—
11/30/13	—	—	2,000

	10,000	10,000	4,000

(2)	The Stock Awards that have not vested as of December 31, 2011 have a vesting date or will vest as follows:

Date	Ms. Mackus	Ms. Liutkus	Mr. Lawell
6/30/12	5,000	5,000	—
6/30/13	5,000	5,000	—

	10,000	10,000	—

(3)	Based on the $.62 closing price of our common stock as of December 31, 2011.

Equity Compensation Plan Information. The following table sets forth information about CFC common stock that may be issued upon exercise of options, warrants and rights under all of CFC’s equity compensation plans as of December 31, 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by stockholders	216,480	$4.97	1,158,058
Equity compensation plans not approved by stockholders	—	—	—

Total	216,480	$4.97	1,158,058

THE STANDBY PURCHASE AGREEMENTS

We have entered into standby purchase agreements with the Standby Purchasers, who have agreed to acquire from us, at the subscription price of $1.00 per share, 5,035,000 shares of common stock. The Standby Purchasers have conditioned their purchase upon the receipt by CFC of $16.5 million in net proceeds from the rights offering and the public offering, if any. As a result, the purchase by the Standby Purchasers is conditioned on the sale by CFC of 17,465,000 shares in the rights offering and the public offering, if any.

Prior to making their commitment to purchase shares of our common stock, Timothy T. O’Dell, on behalf of the Standby Purchasers, executed a non-disclosure agreement and accordingly gained access to nonpublic information about CFC. Subsequently, we negotiated and entered into standby purchase agreements with the Standby Purchasers. The following summarizes the material terms of the standby purchase agreements. A form of the standby purchase agreements has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to carefully read the entire document.

Covenants of CFC Under the Standby Purchase Agreements. The standby purchase agreements contain covenants of CFC and CFBank to operate in the ordinary course of business, consistent with the limitations imposed by the Cease and Desist Orders, and CFC has agreed to use its best efforts to obtain the written agreement of the Treasury to redeem the Preferred Stock at a discount to the stated redemption price. In discussions with Treasury, CFC’s proposals to redeem the Preferred Stock at a discount have been rejected. Unless Treasury changes its view, CFC does not intend to redeem any of the Preferred Stock at this time.

Conditions to Closing by the Standby Purchasers. The standby purchase agreements provide that the obligations of the Standby Purchasers to complete the purchase of CFC common stock are subject to satisfaction or waiver of the following conditions:

•

the Fed must approve the holding company or change in control act application of those members of the Standby Purchasers who will become directors of CFC, without the imposition of any restriction or condition which such persons determine, in their reasonable discretion, is unduly burdensome;

•	the representations and warranties of CFC contained in the standby purchase agreements must be true and CFC must perform its obligations under the standby purchase agreements;

•	trading in CFC’s common stock shall not have been suspended by the SEC or Nasdaq or trading in securities generally on Nasdaq shall not have been suspended or limited;

•

all required regulatory approvals for the sale of CFC’s common stock in the stock offering have been received with conditions reasonably satisfactory to those members of the Standby Purchasers who will become directors of CFC;

•	no material adverse effect shall have occurred with respect to CFC since the execution of the standby purchase agreements;

•

CFC shall have taken all requisite corporate action to increase the size of its Board of Directors to 10 seats effective immediately following the closing of the stock offering, five representatives of the Standby Purchasers shall have been appointed to the Board of Directors of CFC to serve for initial terms and CFC shall have agreed to nominate these five persons to serve at least one additional full three year term;

•

CFC shall have elected Robert E. Hoeweler (who is one of the Standby Purchasers) as the Chairman of the Board and Timothy T. O’Dell and Thad R. Perry (who are also Standby Purchasers) as Chief Executive Officer and President of CFC, respectively;

•	the aggregate Tier 1 Capital of CFBank as defined by applicable regulations must be 8% or greater following completion of the stock offering and any redemption of the Preferred Stock;

•

CFC shall have received aggregate net proceeds of at least $16.5 million from the stock offering, excluding proceeds from the Standby Purchasers, less any discount to the stated redemption price of the Preferred Stock agreed to by the Treasury;

•

the OCC shall have modified the CFBank Cease and Desist Order to eliminate the following provisions: paragraph 9 regarding the submission of a contingency plan; paragraph 12 prohibiting non-homogeneous lending (waived by the OCC on November 9, 2011); paragraph 14 limiting CFBank’s ability to release borrowers and guarantors from liability on loans (waived by the OCC on November 9, 2011); paragraph 21 concerning a management succession plan; paragraph 33 limiting asset growth; paragraph 24(b) regarding the maintenance of sufficient short-term liquidity; paragraph 38 limiting CFBank’s ability to accept brokered deposits; and paragraph 39 limiting capital distributions by CFBank;

•

the Fed shall have modified the CFC Cease and Desist Order to eliminate the following provisions: paragraph 8 limiting capital distributions by CFC; and paragraph 9 limiting CFC’s ability to incur new debt or make changes in or payments on existing debt;

•

subject to the approval of the Regulators, the payment of $90,000 shall have been made to Mr. O’Dell, on behalf of himself, Mr. Perry and Mr. Hoeweler, in consideration of their efforts in connection with the negotiation of the standby purchase agreements.

Notices have been filed with the appropriate Regulators by the Standby Purchasers, CFC and CFBank requesting the approvals and modifications set forth above. These notices are still being reviewed and a decision is expected prior to or shortly following completion of the rights offering. However, the Fed has advised the Standby Purchasers that no modifications to the CFC Cease and Desist Order will be made until after the Fed completes a regulatory examination. The OCC has not yet responded to CFBank’s request for a modification of the CFBank Cease and Desist Order.

Mr. O’Dell, on behalf of the Standby Purchasers, may waive any of the foregoing conditions to the obligations of the Standby Purchasers, and has indicated that he intends to waive the condition to closing regarding the Fed modification of the CFC Cease and Desist Order.

Each proposed new director will be compensated as all current directors are compensated. There are no formal agreements or arrangements with the proposed new directors. Neither the proposed Chief Executive Officer, nor the proposed President will receive any employment or severance agreement. Each will receive a salary to be determined by the Board of Directors and will be eligible to participate in any bonus, pension, medical or other compensation and benefit plan available to executive officers.

Conditions to Closing by CFC. The standby purchase agreements provide that the obligation of CFC to issue and sell CFC common stock to the Standby Purchasers is subject to satisfaction or waiver of the following conditions:

•

the representations and warranties of the Standby Purchasers contained in the standby purchase agreements must be true and the Standby Purchasers must perform their obligations under the standby purchase agreements;

•

the entry by each of the five Standby Purchasers who will become directors of CFC into six month agreements not to sell the shares of common stock of CFC they purchase pursuant to the standby purchase agreements.

Conditions to Closing by Both the Standby Purchasers and CFC. The standby purchase agreements provide that the obligation of CFC to issue and sell CFC common stock to the Standby Purchasers and the obligation of the Standby Purchasers to complete the purchase of CFC common stock are subject to satisfaction or waiver of the following conditions:

•	no judgment, injunction, decree or other legal restraint shall prohibit, or have the effect of rendering unachievable, the consummation of the stock offering;

•	no stop order suspending the effectiveness of the registration statement of which this prospectus is a part shall have been issued, initiated or threatened by the SEC;

•

the authorization for listing on Nasdaq of all of the shares of CFC’s common stock issuable pursuant to the stock offering, as well as the shares of common stock issuable pursuant to the exercise of the warrants, shall have been received.

Termination Provisions in the Standby Purchase Agreements. The standby purchase agreements contain certain termination rights for CFC and the Standby Purchasers, as the case may be, which may be triggered:

•

by the Standby Purchasers in the event of a material adverse effect on CFC or a trading halt in CFC’s common stock or a general suspension of trading in securities on Nasdaq which is not promptly cured;

•	by the Standby Purchasers if any condition to closing cannot be satisfied or the Standby Purchasers reasonably believe that any condition cannot be satisfied;

•

by the Standby Purchasers if any purchaser in the stock offering, including any associates or group acting in concert, but excluding any Standby Purchaser approved by Mr. O’Dell, would own more than 9.9% (or, as to CFC’s largest stockholder at 11% of currently outstanding shares, 15%) of CFC’s outstanding common stock immediately following completion of the stock offering;

•	by the Standby Purchasers on the one hand, or CFC on the other hand, if there is a material breach of the standby purchase agreements by the other party that is not promptly cured;

•

by the Standby Purchasers on the one hand, or CFC on the other hand, if the consummation of the transactions contemplated by the standby purchase agreements has not taken place by April 15, 2012 through no fault of the terminating party;

•	by the Standby Purchasers on the one hand, or CFC on the other hand, if consummation of the issuance and sale of common stock to the Standby Purchasers is prohibited by law, rule or regulation;

•	by CFC in the event it determines that it is not in the best interests of CFC and its stockholders to complete the stock offering;

•

by CFC, prior to stockholder approval of the issuance and sale of common stock to the Standby Purchasers, in the event CFC receives a superior proposal and the failure to terminate the standby purchase agreements would be reasonably likely to cause CFC’s Board of Directors to violate its fiduciary duties under applicable law.

In the event CFC terminates the standby purchase agreements as a result of its determination that it is not in the best interests of CFC and its stockholders to complete the stock offering, and within six months enters into a merger or similar agreement with a third party, or if at the time of termination CFC has received subscriptions for at least $17.5 million, excluding funds received from the Standby Purchasers, but elects not to complete the stock offering, CFC must pay to Timothy O’Dell, on behalf of all the Standby Purchasers, $300,000. The standby purchase agreements further provide that if the standby purchase agreements are terminated for any of the other reasons permitted in the standby purchase agreements except: (i) breach by the Standby Purchasers; (ii) suspension of trading of CFC’s securities on Nasdaq or trading in securities generally; or (iii) failure of the Standby Purchasers who will become directors of CFC to execute a lock-up agreement, CFC must pay up to $80,000 to Mr. O’Dell (on behalf of all Standby Purchasers approved by Mr. O’Dell) for reimbursement of actual fees, costs and legal expenses incurred by the Standby Purchasers.

Additional Agreements with the Standby Purchasers. Subject to receipt of approval by the Regulators, we have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the board of directors of CFC. We currently expect these director designees to be Timothy T. O’Dell, founder and principal of Chetwood Group, a strategic business advisory firm, and former president and chief executive officer of Fifth Third Bank of Central Ohio; Thad R. Perry, former senior partner of Accenture; Robert E. Hoeweler, chief executive officer of a group of companies owned by the Hoeweler family; James Howard Frauenberg, II, principal owner of Addison Holdings, LLC, which manages investments of private individuals and has been active in opening new franchises for two retail chains, Five Guys and Flip Flops; and Donal Malenick, former chief executive officer of Columbus Steel Castings and president of Worthington Steel.

THE RIGHTS OFFERING

The Subscription Rights

We are distributing to the holders of our shares of common stock as of February 8, 2012 non-transferable subscription rights to purchase shares of our common stock at $1.00 per share. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately 25.0 million shares of our common stock for an aggregate purchase price of $25.0 million.

Each holder of record of our common stock will receive one subscription right for each share of our common stock owned by such holder as of 5:00 p.m., Eastern Time, on February 8, 2012. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege.

Basic Subscription Privilege. With your basic subscription privilege, you may purchase 6.0474 shares of our common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $1.00 per share, prior to the expiration of the rights offering. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share. You may exercise all or a portion of your basic subscription privilege. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your over-subscription privilege.

Over-Subscription Privilege. In the event that you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by other stockholders through the exercise of their basic subscription privileges. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available to be purchased pursuant to the over-subscription privilege, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction which equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. As described above for the basic subscription privilege, we will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment for your over-subscription privilege at the time you deliver payment for your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you. For that calculation, you must assume that no stockholder other than you will subscribe for any shares of our common stock pursuant to their basic subscription privilege.

We can provide no assurances that you will be able to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our stockholders exercise their basic subscription privileges in full. We can only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares actually available to you, and any excess subscription payments will be returned to you promptly, without interest.

To the extent the amount you paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Reasons for the Rights Offering

We are engaging in the rights offering to raise equity capital to improve CFBank’s capital position in order to comply with the Cease and Desist Orders and to retain additional capital at CFC. See “Use of Proceeds.” Our Board of Directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution by buying additional shares of common stock. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

Public Offering of Remaining Shares

In the event all or any portion of the subscription rights are not exercised by holders of common stock prior to the expiration of the rights offering, we may offer those remaining shares of common stock to the public at $1.00 per share in a best efforts offering.

Method of Exercising Subscription Rights

One non-transferable subscription right is being distributed for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on February 8, 2012. The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you hold a CFC stock certificate, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription/escrow agent at the address set forth below under “—Subscription, Escrow and Information Agents,” to be received prior to 5:00 p.m., Eastern Time, on March 20, 2012.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, you will not receive a rights certificate. Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, March 20, 2012 expiration date that we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription/escrow agent must be made in full United States currency by:

•	wire transfer to Registrar and Transfer Company, the subscription/escrow agent; or

•	personal check drawn on a U.S. bank, or bank check drawn on CFBank, payable to Registrar and Transfer Company, the subscription/escrow agent.

Payment will be deemed to have been received by the subscription/escrow agent only upon the subscription/escrow agent’s receipt of the wire transfer, a bank check drawn on CFBank, or any personal check drawn on a U.S. bank, upon receipt and clearance of such check.

Please note that funds paid by personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription/escrow agent receives cleared funds before that time. We also urge you to consider payment by means of a wire transfer or bank check drawn on CFBank.

You should read and follow the instructions accompanying the rights certificate carefully. As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required.

The method of delivery of payments of the subscription amount to the subscription/escrow agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to us.

There is no sales fee or commission payable by you. We will pay all fees charged by the subscription/escrow agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription/escrow agent, unless:

•	you provide on the rights certificate that share confirmations are to be delivered in your name and to your address of record, as imprinted on the face of the rights certificate; or

•	you are an eligible institution.

Limit on How Many Shares of Common Stock You May Purchase in the Stock Offering

Persons, together with associates or groups acting in concert, may purchase up to a number of shares such that upon completion of the stock offering the person owns up to 9.9% of CFC’s common stock outstanding. This limitation is 15% for our largest stockholder as of the date of this prospectus. See “Risk Factors—Risks Related to Our Business—CFC could, as a result of the stock offering, including the shares issued to the Standby Purchasers, and/or future investments in our common stock by holders of 5% or more of our common stock, experience an “ownership change” for tax purposes that could cause CFC to permanently lose a significant portion of its net operating loss carry-forwards, or reduce the annual amount that can be recognized to offset future income.”

In addition, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription rights to any person or entity, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of March 20, 2012, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in this case, the shares will become available to satisfy over-subscriptions by other stockholders pursuant to subscription rights and will thereafter be available in the public offering of shares, if any.

Missing or Incomplete Subscription Information

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest, following the expiration of the rights offering.

Expiration Date

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on March 20, 2012. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription/escrow agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you. In no event will the expiration date be later than April 17, 2012. We may extend the expiration of the rights offering by giving oral or written notice to the subscription/escrow agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the Board of Directors determines to extend the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, March 20, 2012, expiration date that we have established for the rights offering.

Determination of Subscription Price

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering; historical and current trading prices for our common stock; the need for liquidity and capital; negotiations with the Standby Purchasers; and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

We cannot assure you that the market price of our shares of common stock will not decline during or after the stock offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the stock offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering at any time for any reason. We may terminate the stock offering if, at any time before completion of the stock offering, there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the stock offering that in the sole judgment of our Board of Directors would or might make the stock offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the stock offering. We may waive any of these conditions and choose to proceed with the stock offering even if one or more of these events occur. If we terminate the stock offering, all subscription rights will expire without value, and all subscription payments received by the subscription/escrow agent will be returned promptly, without interest.

In addition, we must meet the following condition to complete the stock offering:

•

We must sell the minimum offering amount of at least $17.5 million (17,465,000 shares) of common stock in the rights offering and the public offering, if any, exclusive of the issuance and sale of 5,035,000 shares to the Standby Purchasers.

•	The conditions to closing in the standby purchase agreements must have been satisfied or waived.

Subscription, Escrow and Information Agents

The subscription agent for the stock offering is Registrar and Transfer Company. The subscription agent will maintain the list of subscriptions, calculate any necessary allocations of over-subscription privileges and mail all confirmations upon completion of the stock offering. Registrar and Transfer Company will also serve as escrow agent for the rights offering. The address to which rights certificates and payments should be mailed or delivered is provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to CFC.

By Mail, Express Mail or Overnight Courier:

Registrar and Transfer Company

Attn: Reorg Dept

10 Commerce Drive

Cranford , NJ 07016

Telephone: (800) 368-5948

Any questions or requests regarding CFC, CFBank or the stock offering or any questions regarding completing a rights certificate or submitting payment in the rights offering may be directed to our information agent, ParaCap Group, LLC, at (866) 719-5037 (toll free) Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time. We will pay the fees and expenses of the subscription/escrow agent and the information agent and have also agreed to indemnify them from certain liabilities that they may incur in connection with the rights offering.

No Fractional Shares

All shares will be sold at a purchase price of $1.00 per share. We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of basic subscription privileges and over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If a beneficial owner of our common stock so instructs, you should complete the rights certificate and submit it to the subscription/escrow agent with the proper subscription payment to be received by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription/escrow agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription/escrow agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock you may only receive your subscription rights through a broker, custodian bank or other nominee. We will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, March 20, 2012 expiration date.

Persons Holding Shares Through Our 401(k) Plan

If shares of our common stock are held in your account under our 401(k) plan you are not eligible to exercise subscription rights. Investing in CFC common stock is not a permitted investment under this plan.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on Nasdaq or any other stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights will be listed on Nasdaq under the ticker symbol “CFBK.”

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. None of CFC, the subscription/escrow agent or the information agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription/escrow agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription/escrow agent, will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The funds will be held in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering until your account or your account at your nominee is credited with the shares of our common stock purchased in the rights offering or the public offering, if any.

Foreign Stockholders

We will not mail this prospectus or rights certificates to stockholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription/escrow agent will hold these rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription/escrow agent prior to 5:00 p.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to the satisfaction of the subscription/escrow agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Regulatory Limitation

We will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription rights to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control the shares if, as of March 20, 2012, the clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in this case, the shares will become available to satisfy over-subscriptions by other stockholders pursuant to subscription rights and will be available thereafter in the public offering of shares, if any.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock or upon receipt of warrants to purchase our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Shares of Our Common Stock Outstanding After the Rights Offering

Assuming no options are exercised prior to the expiration of the rights offering, we expect between 26,628,198 and 34,128,198 shares of our common stock will be outstanding immediately after completion of the stock offering and the closing of the transactions contemplated by the standby purchase agreements at the minimum and maximum of the offering range, respectively.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material United States federal income tax consequences of the ownership and exercise of the subscription rights acquired through the rights offering and the shares of common stock received upon exercise of the subscription rights or, if applicable, upon exercise of the over-subscription privilege. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances. This discussion applies to you only if you are a U.S. holder (defined below), acquire your subscription rights in the rights offering and you hold your subscription rights or shares of common stock issued to you upon exercise of the subscription rights or, if applicable, the over-subscription privilege as capital assets for tax purposes. This section does not apply to you if you are not a U.S. holder or if you are a member of a special class of holders subject to special rules, including, but not limited to:

•	A financial institution,

•	A regulated investment company,

•	A real estate investment trust,

•	A dealer in securities,

•	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	A tax-exempt organization,

•	An insurance company,

•	A person liable for alternative minimum tax,

•	A person who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation,

•	A person that holds common stock as part of a straddle or a hedging or conversion transaction, or

•	A person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, and income tax regulations issued thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change or differing interpretations at any time, possibly on a retroactive basis.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock and you are:

•	An individual citizen or resident of the United States,

•	A domestic corporation,

•	An estate whose income is subject to United States federal income tax regardless of its source, or

•

A trust if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable regulations to be treated as a United States person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds shares of common stock received upon exercise of the subscription rights or the over-subscription privilege, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the U.S. federal income tax consequences of receiving, exercising and disposing of the subscription rights and acquiring, holding or disposing of shares of the common stock.

This discussion addresses only certain material United States federal income tax consequences. You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of receiving, owning, exercising and disposing of subscription rights and shares of common stock in your particular circumstances.

Taxation of Subscription Rights

Receipt of Subscription Rights. Your receipt of subscription rights pursuant to the rights offering (which includes your basic subscription privilege and over-subscription privilege, if applicable) should be treated as a nontaxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. The discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate basis between your existing shares of common stock and the subscription rights in proportion to the relative fair market values of the existing shares of common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

On the other hand, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate your basis in your existing shares of common stock between the existing shares of common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights. If your subscription rights are applicable, or deemed applicable, to your right to receive a warrant to purchase one share of common stock for each three shares of common stock you purchase, then the tax basis allocated to the subscription rights must be apportioned between the right to acquire three shares of common stock and the right to receive a warrant in proportion to their values on the date of distribution. For these purposes, the value of the right to acquire one share of common stock will be that amount which bears the same ratio to the value of a subscription right as the value of one share of common stock bears to the value of one package, consisting of three shares of common stock and one warrant to acquire one share of common stock. The value of the right to receive a warrant will be the difference between the value of the subscription right and the right to acquire three shares of common stock as determined above.

The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period in a subscription right will include your holding period in the shares of common stock with respect to which the subscription right was distributed.

Exercise of Subscription Rights. Generally, you will not recognize gain or loss on the exercise of a subscription right. When you exercise a subscription right to acquire one package, consisting of three shares of common stock and a warrant to acquire one share of common stock, the subscription price must be allocated between the shares of common stock and warrant being acquired on the basis of their fair market values on the date of exercise. To the extent the exercise of your subscription right does not entitle you to receive a warrant, the subscription price is allocated to each share of common stock acquired. Your tax basis in a new share of common stock acquired when you exercise your subscription right will be equal to the sum of (i) the portion of the basis of your subscription right allocable to the right to acquire one share of common stock and (ii) the portion of the subscription price allocable to one share of common stock. Your tax basis in any associated warrant is equal to the sum of (x) the portion of the basis of your subscription right allocable to the right to receive the warrant and (y) the portion of the subscription price allocable to the warrant. The holding period of the shares of common stock and warrant acquired when you exercise a subscription right will begin on the date of exercise. If you subsequently exercise an associated warrant, the share of common stock that you acquire will have a tax basis equal to your adjusted basis in the warrant plus the amount you paid to exercise the warrant to acquire such share of common stock. The holding period of the share of common stock acquired upon exercise of the warrant will begin on the day the warrant is exercised.

Not Exercising Subscription Rights. If you do not exercise your subscription rights, you should not recognize a capital loss for United States federal income tax purposes and any portion of the tax basis in your existing shares of common stock previously allocated to the subscription right not exercised will be re-allocated to the existing common stock.

Taxation of Common Stock

Distributions. Distributions with respect to shares of common stock acquired upon exercise of subscriptions will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by certain non-corporate U.S. holders, including individuals, in respect of the common stock in taxable years beginning before January 1, 2013 are generally taxed at a maximum rate of 15%. Similarly, subject to similar exceptions for short-term and hedged positions, distributions on the common stock constituting dividend income paid to holders that are domestic corporations generally will qualify for the dividends-received deduction. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate and the dividends-received deduction in light of your particular circumstances.

Dispositions. If you sell or otherwise dispose of the common stock, you will generally recognize capital gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the common stock. Capital gain or loss will be long-term capital gain or loss if your holding period for the common stock is more than one year. Long-term capital gain of a non-corporate U.S. holder, including individuals, that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations. If you allow a warrant to lapse or expire without exercise, the warrant is deemed to be sold or exchanged on the date of expiration. Therefore, the holder will generally recognize a capital loss in an amount equal to the holder’s tax basis in the warrant, if any. The loss is treated as short-term or long-term depending on the holder’s holding period in the warrant.

Information Reporting and Backup Withholding

For non-corporate U.S. holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to the payment of dividends on the common stock and the payment of the proceeds from the sale, redemption or other disposition of common stock.

Additionally, backup withholding will apply to these payments if a non-corporate U.S. holder fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that it has failed to report all dividends required to be shown on its federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

THE PUBLIC OFFERING OF REMAINING SHARES

Public Offering

Following completion of the rights offering subscription process, we may elect to sell all or a portion of the remaining registered shares in a public offering. We have engaged ParaCap as our financial advisor and information agent in connection with the rights offering and the offering to Standby Purchasers, and in indentifying and managing one or more qualifying broker-dealers to act as a selling group in connection with the public offering, if any.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in the public offering in whole or in part on or before the public offering expiration date. We generally will accept subscriptions in the public offering in the order in which they are received. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the public offering expiration date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Expiration Date and Cancellation Rights

The public offering period will expire at the earlier of 5:00 p.m. Eastern Time, April 17, 2012 or the date on which we have accepted subscriptions for at least the minimum number of shares remaining for purchase as reflected in the prospectus supplement.

We may cancel the public offering of remaining shares at any time for any reason, including following the expiration date. If we cancel the public offering of any remaining shares of common stock, we will return all subscription payments promptly, without interest.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription/escrow agent, will hold funds received with an acknowledgement of subscription in a segregated account. The subscription/escrow agent will hold these funds in escrow until such time as we accept the subscription or until the public offering is cancelled. If the public offering of remaining shares is cancelled, the subscription/escrow agent will return the subscription payments promptly, without interest.

No Revocation or Change

Once you submit the acknowledgement of subscription and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgement of subscription unless you are certain that you wish to purchase shares of our common stock at the subscription price.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common stock. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of CFBank may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to our executive officers or registered representatives of ParaCap, our financial advisor and information agent. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of shares of common stock or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common stock underlying these subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common stock.

Financial Advisor

We have engaged ParaCap as our financial advisor and information agent in connection with the rights offering and the offering to the Standby Purchasers, and in identifying and managing one or more qualifying broker-dealers to act as a selling group in connection with the public offering, if any, pursuant to a financial advisory services agreement between ParaCap and us. ParaCap is an investment banking firm with significant experience in advising financial institutions. In the ordinary course of its investment banking business, ParaCap is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In its capacity as our financial advisor, ParaCap provided advice to us regarding the structure of the stock offering as well as with respect to marketing the shares of our common stock to be issued in the rights offering. ParaCap also advised us in structuring arrangements with the Standby Purchasers.

ParaCap has not prepared any report or opinion constituting a recommendation or advice to us or our stockholders. ParaCap expresses no opinion and makes no recommendation to holders of the subscription rights as to the purchase by any person of shares of our common stock. ParaCap also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering may trade if and when they are issued or at any future time. See “The Rights Offering—Determination of Subscription Price.”

As compensation for its services, we have agreed to pay ParaCap the following amounts:

•

Advisory fees, in consideration for ParaCap’s work in advising us with respect to the increase in our authorized shares, our 2011 annual meeting of stockholders, stockholder voting, press releases and TARP redemption, equal to $15,000 paid as an advance upon the execution of the engagement letter and $15,000 payable on the 30th day of each month (with respect to such services actually performed by ParaCap during such month) during the term of the engagement letter, commencing on August 30, 2010, which fees shall be credited against any advisory fees that may be payable as a result of the stock offering;

•

an advisory fee of up to 1.50% (150 basis points) of the aggregate dollar amount of the common stock sold to existing stockholders in the rights offering; 5.50% (550 basis points) of the aggregate dollar amount of the common stock sold through the exercise of over-subscription rights; 2.75% (275 basis points) of the aggregate dollar amount of the common stock sold in the public offering, if any (with an additional 2.75% (275 basis points) being paid by CFC to selected dealers in a public offering, if any); 1.00% (100 basis points) of the aggregate dollar amount of the common stock sold to members of the Board of Directors or employees of CFC or CFBank; and $200,000 for advisory services in connection with structuring arrangements with the Standby Purchasers; and

•

if an opinion is requested by our Board of Directors, a fairness opinion fee of $75,000 in connection with an opinion given by ParaCap as to the fairness to CFC, from a financial point of view, of the consideration to be paid in connection with the stock offering.

We have agreed to reimburse ParaCap for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, up to $100,000, regardless of whether the rights offering is consummated. In the event that no shares of common stock are sold pursuant to the exercise of basic subscription rights and all shares of common stock are sold pursuant to the public offering, then the financial advisory fees and expenses would be $1,260,575 at the minimum of the offering and $1,673,075 at the maximum of the offering.

Although ParaCap has no obligation to act, and will not act, in any capacity as an underwriter in the stock offering, if it were nonetheless deemed to be an underwriter under the Securities Act, the fees and commission to be paid to it might be deemed to be underwriting fees and commissions. We have agreed to indemnify ParaCap against certain liabilities and expenses in connection with its engagement, including certain potential liabilities under the federal securities laws.

ParaCap may in the future provide other investment banking services to us and will receive compensation for such services.

Lock-Up Agreements

Subject to certain exceptions, we and the Standby Purchasers have agreed that the Standby Purchasers will not, during the period ending 180 days after the closing date of the stock offering:

•

offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, as amended, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any transaction that would have the same effect; or

•

enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such aforementioned transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written approval of ParaCap, acting on our behalf.

Subscription for and Delivery of Shares

As soon as practicable after the record date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m., Eastern Time, on February 8, 2012. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the rights certificate and return it with payment for the shares to Registrar and Transfer Company, at the following address:

By Mail, Express Mail or Overnight Courier:

Registrar and Transfer Company

Attn: Reorg Dept

10 Commerce Drive

Cranford, NJ 07016

Telephone: (800) 368-5948

See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions regarding CFC, CFBank, or the stock offering, or you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call our information agent, ParaCap, at (866) 719-5037 (toll free), Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time.

DESCRIPTION OF COMMON STOCK AND WARRANTS

Common Stock

At September 30, 2011, we were authorized to issue 12,000,000 shares of common stock, $.01 par value. There were 4,128,198 shares of common stock outstanding as of February 8, 2012. At a Special Meeting of Stockholders held on October 20, 2011, stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the authorized shares of common stock to 50,000,000.

Dividend Rights

Holders of our common stock are entitled to receive dividends as may be declared by our Board of Directors out of legally available funds, and to receive pro rata any assets distributable to holders of our common stock upon our liquidation.

In December 2008, CFC discontinued the payment of cash dividends on the common stock. Pursuant to the CFC Cease and Desist Order, CFC may not declare or pay a dividend, including the repurchase or redemption of capital stock, without the prior non-objection of our Regulators.

Voting Rights

Holders of our common stock are entitled to vote for the election of directors and upon all other matters which may be submitted to a vote of stockholders generally, with each share being entitled to one vote. Our common stockholders do not possess cumulative voting rights. This means that holders of more than 50% of our common stock (on a fully diluted basis) voting for the election of directors can elect all of the directors, and holders of the remaining shares will not be able to elect any directors. The Amended and Restated Certificate of Incorporation restricts the ability of any stockholder to vote more than 10% of our outstanding common stock.

Directors are elected by a plurality of the votes cast at the meeting, i.e., the nominees receiving the highest number of votes will be elected regardless of whether these votes constitute a majority of the shares represented at the meeting. Any other corporate action shall be authorized by a majority of the votes cast at the meeting unless otherwise provided by Delaware law, our Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of CFC, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Holders of our serial preferred stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation or dissolution.

Other Rights

Common stockholders have no preemptive rights to purchase additional securities that may be issued by us in the future. There are no redemption or conversion provisions applicable to our common stock, and common stockholders are not liable for any further capital call or assessment.

Warrants

General. Purchasers in the stock offering will receive one warrant for each three shares of common stock purchased. The number of warrants issued will be rounded down to the next whole number. No fractional warrants will be issued. Each warrant will entitle the holder to purchase one share of common stock.

Exercisability. Each warrant will be immediately exercisable for a period of three years following the closing date of the stock offering at an exercise price of $1.00 per share. Warrants may be exercised by completing and returning the Warrant Certificate and Subscription Form to the warrant agent, along with payment of the exercise price in cash or by check. Warrants may be exercised at any time up to the close of business on the warrant expiration date. After the close of business on the warrant expiration date, unexercised warrants will become void.

Adjustments. The exercise price and the number shares underlying the warrants are subject to appropriate adjustment in the even of stock splits, reverse stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property which the holders would have received had they exercised the warrants immediately prior to the reorganization event.

Fractional Shares. No fractional shares of common stock will be issued in connection with the exercise of a warrant.

Transferability. Warrants are not transferrable and may be exercised only by the original recipient thereof, except that warrants may be transferred by will or the laws of descent and distribution upon the death of the holder of the warrant.

Listing. The warrants will not be listed for trading on any stock exchange and we do not anticipate that the warrants will be quoted on the OTC Bulletin Board or in the “pink sheets.”

Warrant Agent. The warrants will be issued pursuant to a warrant agreement by and between CFC and Registrar and Transfer Company, the warrant agent for the warrants.

Certificate of Incorporation and Bylaws Provisions that Might Delay, Defer or Prevent a Change in Control

Several provisions of our Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, the laws of Delaware and federal regulations limit the ability of any person to acquire a controlling interest in us and thus may be deemed to have an anti-takeover effect. The following discussion is a general summary of those provisions. Copies of our Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws may be obtained from us upon request without cost to you. See “Incorporation by Reference” below.

Ability to Issue Preferred Stock. 7,225 shares of our Preferred Stock are issued and outstanding and held by Treasury. Shares of our preferred stock may be issued at any time with such preferences and designations as the Board of Directors may determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights, which could dilute the voting strength of the holders of common stock and may assist management in impeding a takeover or attempted change in our control.

Limitation on Voting Rights. The Amended and Restated Certificate of Incorporation provides that no beneficial owner of our outstanding common stock holding in excess of 10% of the then outstanding shares of the common stock (the Limit) is permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, and includes (i) shares beneficially owned by such person or any affiliate (as defined in Rule 12b-2), (ii) shares which such person or his affiliates have the right to acquire pursuant to any agreement or understanding, including without limitation upon the exercise of conversion rights or options and (iii) shares as to which such person or his affiliates are deemed to have beneficial ownership through any partnership, syndicate or group acting for the purpose of acquiring, holding, voting or disposing of shares of common stock. Notwithstanding the foregoing, shares with respect to which a revocable proxy has been granted in connection with a meeting of stockholders and shares beneficially owned by any benefit plan of ours are not subject to the limitation, and none of our directors or officers (or any affiliate) will be deemed to beneficially own shares of common stock of any other director or officer of (or any affiliate) solely by reason of service as a director or officer of CFC.

Classified Board of Directors. The Board of Directors is divided into three classes, each of which contains approximately one-third of the whole number of members of the Board of Directors. Each class serves a staggered term, with one-third of the total number of directors being elected each year. The Amended and Restated Certificate of Incorporation provides that the size of the Board is fixed from time to time by a majority of the directors. Any vacancy occurring in the Board of Directors, including a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, may be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified board is intended to provide for continuity of the board and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board without the consent of the incumbent Board of Directors. The Second Amended and Restated Bylaws provide that a stockholder may nominate any person to serve as a director, but notice of the nomination generally must be provided to us no later than 90 days prior to the meeting date. The Amended and Restated Certificate of Incorporation provides that a director may be removed from the Board of Directors prior to the expiration of his term only for cause, upon the vote of 80% of the outstanding shares of voting stock. In the absence of these provisions, the vote of the holders of a majority of the shares could remove the entire Board of Directors, with or without cause, and replace it with persons of the stockholders’ choice.

No Cumulative Voting; No Special Meetings Called by Stockholders; No Action by Written Consent. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, special meetings of our stockholders may be called only by the Board of Directors. The Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

Availability of Authorized Shares. The Amended and Restated Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. The authorization of these shares gives the Board of Directors flexibility to effect financings, acquisitions, stock dividends, stock splits and employee stock options, among other transactions. However, these additional authorized shares also may be used by the Board of Directors, consistent with its fiduciary duty, to deter future attempts to gain control of CFC. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.

Supermajority Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 80% of our outstanding shares of voting stock to approve certain Business Combinations, as defined below, and related transactions. Under Delaware law, absent this provision, business combinations, including mergers, consolidations and sales of all or substantially all the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of its common stock and any other affected class of stock. Under the Amended and Restated Certificate of Incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an Interested Stockholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares; in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term “Interested Stockholder” is defined in the Amended and Restated Certificate of Incorporation to include any individual, corporation, partnership or other entity (other than CFC or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of our voting stock. This provision of the Amended and Restated Certificate of Incorporation applies to any “Business Combination,” which is defined to include (i) any merger or consolidation of CFC or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the Amended and Restated Certificate of Incorporation) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 10% or more of our assets; (iii) our issuance or transfer to any Interested Stockholder or its Affiliate of any of our securities in exchange for any assets, cash or securities, the value of which equals or exceeds 10% of the fair market value of our common stock; (iv) the adoption of any plan for our liquidation or dissolution proposed by or on behalf of any Interested Stockholder or Affiliate thereof and (v) any reclassification of securities, recapitalization, merger or consolidation of CFC which has the effect of increasing the proportionate share of our common stock or any class of our other equity or convertible securities owned directly or indirectly by an Interested Stockholder or Affiliate thereof.

Supermajority Stockholder Vote Required to Amend Certificate of Incorporation and Bylaws. Amendment of our Amended and Restated Certificate of Incorporation must be approved by a majority vote of our Board of Directors or by the affirmative vote of at least 80% of the outstanding shares of our voting stock entitled to vote (after giving effect to the provision limiting voting rights) in order to amend or repeal certain provisions of the Amended and Restated Certificate of Incorporation, including the provisions relating to voting rights (Article Fourth, Part C), management of our business and conduct of our affairs and calling special meetings (Article Fifth, Parts C and D), the number and classification of directors and nominations (Article Sixth), amendment of the Second Amended and Restated Bylaws (Article Seventh), approval of certain business combinations (Article Eighth), director and officer indemnification (Article Tenth) and amendment of our Amended and Restated Certificate of Incorporation (Article Twelfth). Article VIII of the Second Amended and Restated Bylaws specifies that the Bylaws may be amended only by a majority of the members of the Board or by the affirmative vote of stockholders holding at least 80% of the outstanding shares of common stock.

Advance Notice Required to Nominate Candidates for Director. Article Sixth of the Amended and Restated Certificate of Incorporation incorporates by reference Article I, Section 6 of the Second Amended and Restated Bylaws, as it pertains to stockholder nominations for director. As noted above, a stockholder who intends to nominate a candidate for election to the Board of Directors must give us at least 90 days advance notice. Article I, Section 6 of the Second Amended and Restated Bylaws also requires a stockholder to give 90 days prior notice with respect to any new business; the stockholder also must provide certain information to us concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder.

Regulatory Restrictions and Provisions of Delaware Law that Might Delay, Defer or Prevent a Change in Control

Regulatory Restrictions. Federal law provides that no person or company, directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions, may acquire control of a savings association at any time without the prior approval of the OCC. Federal law also provides that no person or company, directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions, may acquire control of a savings and loan holding company at any time without the prior approval of the Fed. In addition, any company that acquires control becomes a savings and loan holding company subject to registration, examination and regulation as a savings and loan holding company. Control in this context means ownership of, control of, or holding proxies representing more than 25% of the voting shares of a savings association or the power to control in any manner the election of a majority of the directors of such institution.

Delaware Law. Delaware law provides additional protection against hostile takeovers. The Delaware takeover statute, which is codified in Section 203 of the Delaware General Corporation Law, is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

In general, Section 203 provides that a Person (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an Interested Stockholder) may not consummate a merger or other business combination transaction with the corporation at any time during the three-year period following the date the Person became an Interested Stockholder. The term business combination is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

The statute exempts the following transactions from the requirements of Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203.

Nasdaq Requirements

Under existing Nasdaq regulations, approval of a majority of the holders of common stock would be required in connection with any transaction or series of related transactions that would result in the original issuance of additional shares of common stock for a price less than the greater of book or market value, other than in a public offering for cash, (i) if the common stock (including securities convertible into or exercisable for common stock) has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such common stock; or (ii) if the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the common stock. Stockholders have approved the issuance of shares to the Standby Purchasers.

EXPERTS

The consolidated financial statements incorporated in the Prospectus by reference to the Annual Report on Form 10-K of CFC for the year ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for CFC by Silver, Freedman & Taff, L.L.P., Washington, DC. Certain legal matters will be passed upon for ParaCap by Squire Sanders (US) LLP, Cleveland, Ohio.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2011, June 30, 2011 and September 30, 2011;

•	our Current Reports on Form 8-K filed February 11, 2011, May 27, 2011, July 19, 2011, August 11, 2011, October 21, 2011 and January 13, 2012.

•	our Definitive Proxy Statement on Schedule 14A, filed March 30, 2011.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Central Federal Corporation

2923 Smith Road

Fairlawn, OH 44333

(330) 666-7979

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, NE, Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including CFC. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

In addition, we make available, without charge, through our website, www.CFBankonline.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in the website.

30,000,000 Shares (Maximum)

COMMON STOCK

PROSPECTUS

February 8, 2012